As filed with the Securities and Exchange Commission on         , 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Kohlenberger Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	$2,000,000,000(3)	$272,800

(1)	The securities registered hereunder and under the additional registration statements noted in note (2) below shall not have an aggregate offering price which exceeds $2,000,000,000 in United States dollars or the equivalent in any other currency.
(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to (i) the remaining unsold $500,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-180499), originally filed on March 30, 2012. The Registrant paid filing fees of $114,600 with respect to those previously registered securities.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED         , 2013

$2,500,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

We may from time to time offer up to $2,500,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $2,500,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated         , 2013

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,500,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “U.S.$” or “U.S. dollars”).

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia, the Republics of Argentina, Colombia, Ecuador, Panama, Paraguay and Peru, the Federative Republic of Brazil, the Oriental Republic of Uruguay and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a full member shareholder country and which we refer to collectively in this prospectus as the full member shareholder countries. At December 31, 2012, the full member shareholder countries of CAF collectively accounted for 91.4% of the nominal value of our paid-in capital. The other shareholder countries of CAF are Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago1, each of which we refer to in this prospectus as an associated shareholder country and which we refer to collectively in this prospectus as the associated shareholder countries. At December 31, 2012, our associated shareholder countries collectively accounted for 8.5% of the nominal value of our paid-in capital. Our shares are also held by 14 financial institutions based in the full member shareholder countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2012. We refer to our full member shareholder countries and our associated shareholder countries collectively as our shareholder countries. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in Asuncion, Bogota, Brasilia, Buenos Aires, La Paz, Lima, Panama City, Montevideo, Madrid and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures operating in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the (Políticas de Gestión). These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the full member shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

1  In April 2012 Trinidad and Tobago signed an agreement to become a full member country, subject to the satisfaction of certain conditions.

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries, except Portugal (ratification by Portugal is pending as of the date hereof). Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries.

The governments of some of CAF’s shareholder countries have historically taken actions, such as nationalizations and exchange controls, that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, we have not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at March 31, 2013 and does not give effect to any transaction since that date.

At March 31, 2013
(in U.S.$ millions)
Short-term debt(1)	$7,905.5

Long-term debt (maturities over one year)	$10,319.7
Stockholders’ Equity
Capital
Subscribed capital, paid-in and un-paid (authorized capital $10.0 billion)(2)	4,821.4
Less: Un-paid capital	(1,152.8)

Paid-in capital	3,668.6
Additional paid-in capital	841.2

Total Capital	4,509.8
Reserves
Mandatory reserve	430,2
General reserve	1,895.6

Total reserves	2,325.8
Retained earnings	25.5

Total shareholders’ equity	6,861.1

Total long-term debt and stockholders’ equity	$17,180.8

(1)	Includes deposits, commercial paper, short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest payable, commissions payable and the current portion of derivative instrument liabilities.
(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.5 billion at March 31, 2013.

CAPITAL STRUCTURE

General

As of March 31, 2013:

CAF’s authorized capital is $10.0 billion, of which $6.5 billion will be paid-in capital and $3.5 billion will be callable capital.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries. Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting 0.1% of our outstanding shares, which are owned by 14 private sector financial institutions in the full member shareholder countries at December 31, 2012. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five Alternate Directors through cumulative voting, and the 14 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by eight associated shareholder countries: Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago. We make available Series “C” shares for subscription by countries which are not full member shareholder countries in order to strengthen links between these countries and the full member shareholder countries. Ownership of our Series “C” shares by these countries makes entities in these countries that deal with entities in full member shareholder countries eligible to receive loans from us with respect to these dealings. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

An amendment to the Constitutive Agreement became effective on July 9, 2008, which (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) expands CAF’s formal purpose to include supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, CAF’s Extraordinary Shareholder’s Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay and Uruguay could become contracting parties to the Constitutive Agreement, could become full member shareholder countries and may own Series “A” shares. As of the date of this prospectus, Argentina, Brazil, Panama, Paraguay and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares as full member shareholder countries.

Paid-in Capital and Un-paid Capital

At December 31, 2012, CAF’s subscribed paid-in and un-paid capital was $4.7 billion, of which $3.6 billion was paid-in capital and $1.1 billion was un-paid capital, which is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription.

A list of selected capital contributions follows:

Argentina

In 2007, Argentina entered into an agreement to subscribe to an additional $543.0 million in Series “C” shares, of which it paid $315.0 million in 2009, $105.0 million in 2010 and $123.0 million in 2011.

In 2009, Argentina subscribed to an additional $190.0 million in Series “C” shares, to be paid in seven installments, of which it paid $10.0 million in 2011 and $15.0 million in 2012.

In 2010, Argentina subscribed to $126.0 million in callable capital.

In February 2011, upon completion of all requirements to become a full member shareholder country, Argentina acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

In March 2012, Argentina subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments beginning in 2013.

Bolivia

In 2009, Bolivia subscribed to an additional $105.0 million in Series “B” shares, to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011 and $10.0 million in 2012.

In January 2012, Bolivia subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments beginning in 2013.

Brazil

In 2007, Brazil entered into an agreement to subscribe to an additional $467.0 million in Series “C” shares, which was paid in full in 2013.

In 2009, Brazil subscribed to an additional $190.0 million in Series “C” shares to be paid in seven installments, of which it paid $25.1 million in 2013.

In 2009, Brazil subscribed to $126.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Brazil acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

In September 2012, Brazil subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments beginning in 2013.

Chile

In 2007, the Republic of Chile subscribed to an additional $50.0 million in Series “C” shares, which was paid in full in the same year.

Colombia

In 2009, Colombia subscribed to an additional $20.0 million in Series “B” shares, which was paid in full in 2010.

In 2010, Colombia subscribed to an additional $150 million in Series “B” shares to be paid in five installments of which it paid $2.0 million in 2010, $18.0 million in 2011 and $30.0 million in 2012.

In June 2012, Colombia subscribed to an additional $210 million in Series “B” shares to be paid in three installments beginning in 2015.

In August 2012, Colombia subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments beginning in 2013.

Ecuador

In 2009, Ecuador subscribed to an additional $105.0 million in Series “B” shares to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011 and $10.0 million in 2012.

In March 2012, Ecuador subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments beginning in 2013.

Mexico

In June 2012, Mexico entered into an agreement to subscribe to an additional $100.0 million in Series “C” shares of CAF, which was paid in full the same month.

Panama

In 2008, Panama entered into an agreement to subscribe to an additional $170.0 million in Series “C” shares to be paid in five annual installments beginning in 2009. As of the date of this prospectus, Panama has paid $140.0 million, with the balance of one installment to be paid in 2013.

In 2009, Panama subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011 and $5.0 million in 2012.

In 2010, Panama subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Panama acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

In February 2012, Panama subscribed to an additional $91.5 million in Series “B” shares, to be paid in five installments beginning in 2013.

Paraguay

In 2008, the Republic of Paraguay entered into an agreement to subscribe to an additional $189.0 million in Series “C” shares. As of the date of this prospectus, Paraguay has paid $100.0 million, with the balance to be paid in two annual installments ending in 2014.

In 2009, Paraguay subscribed to an additional $81.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011 and $5.0 million in 2012.

In December 2011, upon completion of all requirements to become a full member shareholder country, Paraguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

In May 2012, Paraguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in five installments beginning in 2013.

Peru

In 2009, Peru subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments. As of the date of this prospectus, Peru has paid $90 million, with the balance to be paid in six annual installments ending in 2017.

In March 2012, Peru subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments beginning in 2013.

Portugal

In 2009, the Republic of Portugal subscribed to EUR 15.0 million in Series “C” shares to be paid in four equal installments and EUR 60.0 million in callable capital. As of the date of this prospectus, Portugal has paid EUR 11.3 million with the balance to be paid in 2013.

Spain

In 2010, Spain subscribed to an additional $327.0 million of paid-in capital to be paid in five installments ending in 2014. The first three payments were received for a total aggregate amount of $196.2 million.

Trinidad and Tobago

In 2009, Trinidad and Tobago entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $6.0 million, of which it paid $2.0 million in 2009 and $2.0 million in 2010, with the balance to be paid in 2013.

In April 2012, Trinidad and Tobago entered into an agreement to subscribe to an additional $323.4 million in Series “C” shares, to be paid in three annual installments, of which it paid $107.8 million in 2012. Additionally, Trinidad and Tobago has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, the subscription agreement contemplates the issuance of one Series “A” share to Trinidad and Tobago, as well as the exchange of Series “C” shares for Series “B” shares.

Uruguay

In 2007, Uruguay entered into an agreement to subscribe to an additional $137.0 million in Series “C” shares, of which it paid $81.0 million in 2009, $27.0 million in 2010 and the balance of $29.0 million in 2011

In 2009, Uruguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven annual installments ending in 2017; of which it paid $3.0 million in 2011 and $5.0 million in 2012.

In 2009, Uruguay subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Uruguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

In February 2012, Uruguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments beginning in 2013,

Venezuela

In 2009, Venezuela subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments, of which it has paid $70.0 million as of the date of this prospectus.

In August 2012, Venezuela subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments beginning in 2013.

As of the date of this prospectus, all shareholder countries were current in their capital payments, with the exception of Trinidad and Tobago, which has pending balance of $1.0 million, because of operational factors.

The following table sets out the nominal value of our subscribed paid-in capital and un-paid capital as of December 31, 2012:

Shareholders	Paid-in Capital	Un-paid Capital
	(in U.S.$ thousands)
Series “A” Shares:
Argentina	$1,200	$—
Bolivia	1,200	—
Brazil	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
Panama	1,200	—
Paraguay	1,200	—
Peru	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Argentina	317,615	58,100
Bolivia	194,935	62,130
Brazil	291,860	147,430
Colombia	690,940	189,640
Ecuador	196,455	62,130
Panama	74,875	59,355
Paraguay	62,235	37,395
Peru	700,150	102,120
Uruguay	91,645	48,750
Venezuela	693,105	189,640
Private sector financial institutions	2,025	90
Series “C” Shares:
Chile	27,705	—
Costa Rica	16,455	—
Dominican Republic	29,190	—
Jamaica	910	—
Mexico	58,785	—
Portugal	5,545	1,730
Spain	129,615	69,080
Trinidad and Tobago	40,670	76,615

Total	$3,636,715	$1,104,205

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

At December 31, 2012, our reserves totaled $2.3 billion. At such date, the mandatory reserve amounted to $414.1 million, or 8.7% of subscribed paid-in and un-paid capital, and the general reserve amounted to $1.9 billion.

Callable Capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling $1.5 billion at December 31, 2012. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited financial statements for those periods, which were audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited. The audit report of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, has been included on page F-5 of this document. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The selected financial information should be read in conjunction with our audited financial statements and notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2011	2010	2013	2012
	(in U.S.$ thousands, except ratios)
Income Statement Data
Interest income	$520,139	$429,019	$385,555	$123,908	$131,172
Interest expense	(281,688)	(213,028)	(173,215)	(74,741)	(62,790)

Net interest income	238,451	215,991	212,340	49,167	67,645
(Credit) Provision to allowance for loan losses	(4,865)	(11,771)	(2,990)	(2,203)	4,700

Net interest income after (credit) provision to allowance for loan losses	243,316	227,762	215,330	46,964	63,682
Non-interest income	9,281	4,565	7,900	3,813	1,411
Non-interest expenses	(91,851)	(84,571)	(70,804)	(24,744)	(21,874)
Net income before unrealized changes in fair value related financial instruments	160,746	147,756	152,426	26,033	43,219
Unrealized changes in fair value related to financial instruments	(577)	4,823	13,713	(593)	3,400

Net income	$160,169	$152,579	$166,139	$25,440	$46,619

Balance Sheet Data (end of period)
Current assets (net of allowance)(1)	$10,021,935	$7,964,836	$6,496,682	$10,379,715	$8,147,165
Non-current assets	14,581,776	13,570,514	12,050,193	14,706,587	13,802,759

Total assets	$24,603,711	$21,535,350	$18,546,875	$25,086,302	$21,949,923

Current liabilities(2)	7,344,134	6,750,727	5,155,591	7,905,476	6,794,941
Long-term liabilities	10,394,515	8,433,370	7,638,097	10,319,760	8,836,464

Total liabilities	17,738,649	15,184,097	12,793,688	18,225,236	15,631,405
Total stockholders’ equity	6,865,062	6,351,253	5,753,187	6,861,066	6,318,518

Total liabilities and stockholders’ equity	$24,603,711	$21,535,350	$18,546,875	$25,086,302	$21,949,923

Loan Portfolio and Equity Investments
Loans before allowance	16,355,410	$14,980,744	$13,783,043	$17,130,430	$15,323,031
Allowance for loan losses	125,799	130,636	141,364	128,081	135,364
Equity investments	146,811	111,889	94,721	157,034	114,172
Selected Financial Ratios
Return on average total stockholders’ equity(3)(4)	2.5%	2.5%	3.0%	1.5%	2.9%
Return on average paid-in capital(4)	5.0%	5.0%	6.3%	2.8%	5.4%
Return on average assets(5)	0.7%	0.8%	1.0%	0.4%	0.9%
Administrative expenses divided by average assets)	0.4%	0.4%	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.05%	0.05%	0.0%	0.05%	0.05%
Allowance for losses as a percentage of loan portfolio	0.8%	0.9%	1.0%	0.75%	0.9%

(1)	Includes cash, deposits, trading, other investments, accrued interest and commissions receivable and loans with remaining maturities less than one year minus allowance for losses.
(2)	Includes deposits, commercial paper, advances and short term borrowings, accrued interest payable, bonds with remaining maturities less than one year and borrowings and other obligations with remaining maturities less than one year.
(3)	Net income divided by average total stockholders’ equity.
(4)	Net income divided by average subscribed and paid-in capital.
(5)	Net income divided by average total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-6 and the unaudited interim financial information and notes thereto beginning on page S-1 of this prospectus.

Summary of Results

During the three years ended December 31, 2012, our net income decreased at a compound average annual rate of approximately 1.8%. Our net income for the year ended December 31, 2012 was $160.2 million, representing an increase of $7.6 million, or 5%, over net income of $152.6 million for 2011. This increase resulted from growth in our loan portfolio and a slight increase in market interest rates. For the year ended December 31, 2011, our net income was $152.6 million, representing a decrease of $13.5 million, or 8.2%, over net income of $166.1 million for 2010. This decrease resulted principally from a decrease in market interest rates.

CAF’s net income for the three-month period ended March 31, 2013 was $25.4 million, representing a decrease of $21.8 million, or 45.4%, over net income of $46.6 million for the corresponding period in 2012. This decrease resulted principally from a decrease in market interest rates compared to the corresponding period in 2012.

The reported annualized percentage increase in real GDP for 2012 for each of the full member shareholder countries at September 30, 2012 was as follows: Argentina, 8.9%; Bolivia, 5.2%; Brazil, 2.7%; Colombia, 5.9%; Ecuador, 6.5%; Panama, 10.8%; Paraguay, 4.0%; Peru, 6.9%; Uruguay, 5.7%; and Venezuela, 4.2%.

The recent financial crisis and global economic recession affected our business but have not had a material adverse effect on our results of operations or financial position. Based on our investment strategy and given our investment guidelines, our liquid investment portfolio is of short duration and has no material exposure to structured products such as mortgage-backed or asset-backed securities. Moreover, certain recent developments, such as the European sovereign debt crisis and fluctuations in commodity prices, have not thus far impacted our operations. As of March 31, 2013, we have one outstanding loan in Spain of $50 million in our loan portfolio, and 37.8% of our liquidity portfolio consists of securities of issuers in European Union countries, including France (12.2%), the Netherlands (7.3%), Germany (6.4%), United Kingdom (6%), Sweden (3.5%), Denmark (1.2%), Austria (1%), Norway (0.1%) and Spain (0.1%).

The volatility of credit spreads during the past three years has varied our borrowing costs, the effect of which was partially offset by changing the interest rates we charge our borrowers (after swaps). During 2012, the LIBOR rate, which is the basis for the interest payable on both our external debt and on the loans in our loan portfolio, increased slightly, which resulted in a higher net interest margin for our business.

Both 2012 and 2011 have been characterized by a strong growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional capital subscriptions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. These two main drivers led to loan portfolio growth of 9.2% in 2012 compared to 2011. We do not expect that our loan portfolio will be materially affected by the activities of other development banks in the region, since financing needs by our shareholder countries exceed the current supply of lending resources. We believe that activities of other development banks are complementary to our lending operations.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, the fair values for some financial assets and liabilities recorded in CAF’s financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, we have not changed or reclassified any transaction from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Income Statement

Interest Income

Three Months Ended March 31, 2013 and 2012.    For the three-month period ended March 31, 2013, interest income was $123.9 million, representing a slight decrease of $7.3 million, or 5.5% over interest income of $131.2 million for the corresponding period in 2012. This decrease resulted principally from the decrease in interest rates compared to the corresponding period in 2012.

2012, 2011 and 2010.    For the year ended December 31, 2012, our interest income was $520.1 million, representing an increase of $91.1 million, or 21.2%, compared to interest income of $429.0 million for the year ended December 31, 2011. This increase resulted from growth in the loan portfolio and a slight increase in market interest rates. Interest income for the year ended December 31, 2011 represented an increase of $43.5 million, or 11.3%, compared to interest income of $385.6 million for the year ended December 31, 2010. This increase resulted principally from growth in the loan portfolio.

Interest Expense

Three Months Ended March 31, 2013 and 2012.    For the three-month period ended March 31, 2013, interest expense was $74.7 million, representing an increase of $11.9 million, or 19.0%, over interest expense of $62.8 million for the corresponding period in 2012. This increase resulted principally from an increase in liabilities to fulfill higher funding requirements caused by an increase in our loan portfolio compared to the corresponding period in 2012, as well as an increase in funding costs associated with an increase in the average term of financial liabilities.

2012, 2011 and 2010.    For the year ended December 31, 2012, our interest expense was $281.7 million, representing an increase of $68.7 million, or 32.2%, from our interest expense of $213.0 million for the year ended December 31, 2011. This increase resulted primarily from an increase in liabilities to fulfill higher funding requirements caused by the increase in our loan portfolio. Interest expense for the year ended December 31, 2011 represented an increase of $39.8 million, or 23.0%, from our interest expense of $173.2 million for the year ended December 31, 2010. This increase is also attributable to an increase in liabilities to fulfill higher funding requirements caused by growth in our loan portfolio.

Net Interest Income

Three Months Ended March 31, 2013 and 2012.    For the three-month period ended March 31, 2013, net interest income was $49.2 million, representing an decrease of $19.2 million, or 28.1%, over net interest income of $68.4 million for the corresponding period in 2012. This decrease results from a combination of a decrease in market interest rates and an increase in liabilities to fulfill higher funding requirements.

2012, 2011 and 2010.    For the year ended December 31, 2012, our net interest income was $238.4 million, representing an increase of $22.5 million, or 10.4%, over net interest income of $216.0 million for the year ended December 31, 2011. This increase resulted principally from loan portfolio growth and a slight increase in market interest rates. Our net interest income for the year ended December 31, 2011 represented an increase of $3.7 million, or 1.7%, as compared to our net interest income of $212.3 million for the year ended December 31, 2010. This increase resulted principally from growth in the loan portfolio.

Our net interest income margin was 1.1% in 2012, compared to 1.1% in 2011 and 1.3% in 2010. The results of the last two years are similar because the increase, in terms of spread and volume, in total earning assets was slightly lower than the increase in interest bearing liabilities.

Provision for Loan Losses

Three Months Ended March 31, 2013 and 2012.    For the three-month period ended March 31, 2013, provisions for loan losses were $2.2 million, representing a decrease of $2.5 million, or 53.1%, compared to the provisions for loan losses of $4.7 million for the corresponding period in 2012. This decrease resulted from improvements in the credit ratings of some of our shareholder countries.

2012, 2011 and 2010.    For the year ended December 31, 2012, we recorded a credit for loan losses of $4.9 million, representing a decrease of $6.9 million, or 41.3%, compared with our credit for loan losses of $11.8 million for the corresponding period in 2011 and $3.0 million for the year ended December 31, 2010. Changes in the provision occurred because of the decrease in the allowance for loan losses as a percentage of the loan portfolio. The allowance for loan losses as a percentage of the loan portfolio was 0.8% for 2012, 0.9% for 2011 and 1.0% for 2010. This decrease over time is due to an improvement in the credit ratings of some of our shareholder countries.

The credits and provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account the privileges and immunities we enjoy in our shareholder countries. The specific provision is calculated according to the requirements of ASC 310-10-35.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and equity in earnings of investments and other income.

Three Months Ended March 31, 2013 and 2012.    For the three-month period ended March 31, 2013, non-interest income was $3.8 million, representing an increase of $2.4 million, or 170.2%, compared to non-interest income of $1.4 million for the corresponding period in 2012. The increase was primarily the result of the increase in commissions and other income, which in turn was mostly due to movements in exchange rates.

2012, 2011 and 2010.    For the year ended December 31, 2012, our total non-interest income was $9.3 million, representing an increase of $4.7 million or 103.3%, from total non-interest income of $4.6 million for the year ended December 31, 2011. This increase resulted principally from an increase in dividends from equity investments. Our total non-interest income for the year ended December 31, 2011 represented a decrease of $3.3 million or 42.0%, as compared to our total non-interest income of $ 7.9 million for the year ended December 31, 2010. The decrease resulted principally from a decrease in dividends from equity investments.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, representing 99.1% of total non-interest expenses in 2012.

Three Months Ended March 31, 2013 and 2012.    For the three-month period ended March 31, 2013, our administrative expenses were $24.7 million, representing 99.6% of total non-interest expenses. Administrative expenses were $3.0 million, or 13.7%, higher than the $21.7 million in administrative expenses for the corresponding period in 2012. This increase was primarily the result of the growth in CAF’s loan portfolio. For the three-month period ended March 31, 2013, our general and administrative expenses were 0.40% of total average assets, the same level as during the corresponding period in 2012. For the three-month period ended March 31, 2013, other non-interest expenses were $89 thousand, representing a decrease of $0.1 million, or 53.6%, over other non-interest expenses of $0.2 million for the corresponding period in 2012.

2012, 2011 and 2010.    For the year ended December 31, 2012, our total non-interest expenses were $91.8 million, representing an increase of $7.3 million, or 8.6%, over total non-interest expenses of $84.5 million for the year ended December 31, 2011. The total non-interest expenses for the year ended December 31, 2011 represented an increase of $13.8 million, or 19.4%, over total non-interest expenses of $70.8 million for the year ended December 31, 2010. The increases in 2012 and 2011 resulted principally from an increase in administrative expenses given the expansion of our full member shareholder country base.

For the year ended December 31, 2012, administrative expenses were $91.0 million, or 0.4% of our total average assets, representing an increase of $10.0 million over administrative expenses for the year ended December 31, 2011. For the year ended December 31, 2011, administrative expenses were $81.0 million, or 0.4% of our total average assets, representing an increase of $11.3 million over administrative expenses of $69.7 million for the year ended December 31, 2010. These increases resulted principally from the impact of local currency expenses and inflation in Venezuela.

Equity investments, which do not have readily determinable fair values and in which we have a participation of less than 20% of the investee’s equity, are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $0.0 in 2012, $0.0 in 2011 and $0.0 in 2010. These impairment charges represented 0.0%, 0.0% and 0.0% of our equity investments at December 31, 2012, 2011 and 2010, respectively.

Balance Sheet

Total Assets and Liabilities

March 31, 2013.    At March 31, 2013, our total assets were $25.1 billion, representing an increase of $482.6 million, or 2%, over total assets of $24.6 billion as of December 31, 2012. The increase in our total assets principally reflected a 4.7% increase in the loan portfolio. At March 31, 2013, our liabilities were $18.2 billion, representing an increase of $486.6 million, or 2.7%, from total liabilities of $17.7 billion as of December 31, 2012. The increase in liabilities resulted from higher funding requirements to support a higher level of assets.

2012 and 2011.    At December 31, 2012, our total assets were $24.6 billion, representing an increase of $3.1 billion, or 14.2%, over total assets of $21.5 billion at December 31, 2011. The increase in our total assets principally reflected a 27% increase in the liquid assets portfolio and a 9.2% increase in the loan portfolio. At December 31, 2012, our total liabilities were $17.7 billion, representing an increase of $2.5 billion, or 16.8%, over total liabilities of $15.2 billion at December 31, 2011. The increase in our total liabilities resulted from higher funding requirements to support a higher level of assets.

Asset Quality

Overdue Loans

March 31, 2013.    At March 31, 2013 and at December 31, 2012, the total principal amount of CAF’s overdue loans was $0.0 (not including non-accrual loans in overdue status).

2012 and 2011.    There were $0.0 in overdue loans at December 31, 2012. There were $0.0 in overdue loans at December 31, 2011.

Impaired Loans and Non-Accrual Loans

March 31, 2013.    At March 31, 2013 and at December 31, 2012, respectively, the total principal amount of CAF’s impaired loans was $7.8 million, or 0.05% of the total loan portfolio, representing one loan to a private sector borrower in Colombia. We consider a loan to be impaired when it is in non-accrual status.

2012 and 2011. There were $7.8 million loans in non-accrual status as of December 31, 2012 and $8.2 million loans in non-accrual status at December 31, 2011. The total amount, for both periods, represents one loan to a private sector borrower in Colombia. We consider a loan to be impaired when it is in non-accrual status.

Restructured Loans

March 31, 2013.    At March 31, 2013 the total principal amount of outstanding restructured loans was $3.5 million, or 0.02% of the total loan portfolio, the same as of December 31, 2012. The total principal amount, on each date, represents one loan to a private sector borrower in Bolivia.

2012 and 2011.    At December 31, 2012, the total principal amount of outstanding restructured loans was $3.5 million, or 0.02% of the total loan portfolio, compared to $3.6 million, or 0.02%, at December 31, 2011. The total principal amount, for both periods, represents one loan to a private sector borrower in Bolivia.

Loan Write-offs and Recoveries

March 31, 2013.    A total of $0.0 million was written off in the three month period ending March 31, 2013. We booked recoveries of $78.9 thousand and $28.3 thousand during the first three months of 2013 and the year 2012, respectively.

2012 and 2011.    There were $0.0 loan write-offs in 2012 and 2011. During 2012 and 2011, respectively, we booked recoveries of $28.3 thousand and $1.0 million.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.

Off-Balance Sheet Transactions

We enter into commitments and contingencies in the normal course of our business to facilitate our business objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of shareholder country obligations. For further discussion of these arrangements, see Note 20 (“Commitments and Contingencies”) to our audited financial statements.

Liquidity

We seek to ensure adequate liquidity by maintaining liquid assets in an amount exceeding the greater of:

(1)  45% of total undisbursed project loan commitments; and

(2)  35% of the sum of our next 12 months’

(a)  estimated debt service, plus

(b)  estimated project loan disbursements.

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of our liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

March 31, 2013.    At March 31, 2013, our liquid assets consisted of $7.0 billion of cash, time deposits and securities, of which 98% was invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, compared to $7.2 billion of cash, time deposits and securities, of which 92.1% was invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, at December 31, 2012. At March 31, 2013, 26.6% of our liquid assets were invested in time deposits in financial institutions, 21.1% in commercial paper, 36% in corporate and financial institution bonds, 2.9% in certificates of deposit, 1.7% in bonds of non-U.S. government and government entities and 11.7% in other instruments.

2012 and 2011.    At December 31, 2012, our liquid assets consisted of $7.2 billion of cash, time deposits and securities, of which 92.1% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 22.1% of our liquid assets were invested in time deposits in financial institutions, 26.5% in commercial paper, 37.1% in corporate and financial institution bonds, 4.8% in certificates of deposit, 2.5% in bonds of non-U.S. government and government entities and 7.0% in other instruments. At December 31, 2011, our liquid assets consisted of $5.7 billion of cash, time deposits and securities, of which 96.4% were invested in investment grade instruments rated A-/A3/A- or better by a

U.S. nationally-recognized statistical rating organization; 29.0% of our liquid assets were invested in time deposits in financial institutions, 25.5% in commercial paper, 11.0% in corporate and financial institution bonds, 7.6% in certificates of deposit, 17.6% in bonds of non-U.S. government and government entities and 9.3% in other instruments.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.

We intend to continue our programs to foster sustainable growth within the shareholder countries and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF

CAF’s purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:

•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public infrastructure projects and the analysis of public policies within the different development sectors;

•	Corporate and Financial Sector, which is responsible for our relationships with private sector corporations and financial institutions, and for furnishing advisory services to our clients;

•	Social and Environmental Development, which is responsible for investments in social and environmental areas and in micro, small and medium size enterprises;

•	Development Strategies and Public Policies, which is responsible for developing strategies, policies and initiatives within CAF’s mission and objectives, as well as coordinating the financing of SMEs (small and medium enterprises); and

•	Energy, which is responsible for financing energy projects and analysis of public policies and market trends within the energy sector.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1)  structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2)  selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial intermediary in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

We endeavor to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program, where CAF acts as lender of record for the entire loan and sells non-recourse participations in the “B” portion of the loan to commercial banks. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk; CAF does not provide funding under the “B” portion and, therefore, does not assume any credit risk. Because we act as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, commercial banks are exempted from country risk provisions and, therefore, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 0.85% of the total loan amount and a commitment fee equal to 0.35% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

During the two-year period ended December 31, 2012, our total assets grew at a compound average annual rate of 15.2%, in part reflecting economic growth in our full member shareholder countries. At December 31, 2012, our total assets were $24.6 billion, of which $16.4 billion, or 66.5%, were disbursed and outstanding loans. At December 31, 2012, the “B” loan portion of our “A/B” loan transactions totaled $1.3 billion. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this two-year period, our lending portfolio grew at a compound average annual rate of 8.9%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2012		2011	2010
	(in U.S.$ millions)
Public Sector	84.5%	13,823.6	12,613.7	11,050.4
Private Sector	15.5%	2,530.3	2,362.7	2,727.6

	100.0%	16,353.9	14,976.4	13,778.0

Fair value adjustments on hedging activities		1.5	4.3	5.1

Total		16,355.4	14,980.7	13,783.0

Loans by Borrowing Country

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2012		2011	2010
	(in U.S.$ millions)
Argentina	12.9%	2,114.7	1,913.30	1,395.1
Bolivia	9.8%	1,598.8	1,417.60	1,301.1
Brazil	7.7%	1,252.8	989.5	1,116.0
Colombia	11.2%	1,832.3	1,816.50	1,965.9
Ecuador	16.2%	2,648.2	2,508.70	2,436.6
Panama	3.6%	586.94	321.5	139.6
Paraguay	0.8%	134.5	100.5	66.0
Peru	16.3%	2,660.3	2,573.2	2,181.7
Uruguay	2.0%	331.8	351.7	656.7
Venezuela	17.2%	2,816.1	2,652.1	2,227.6
Other(1)	2.3%	377.5	331.9	291.6

	100.0%	16,353.9	14,976.5	13,777.9

Total		16,355.4	14,980.7	13,783.0

(1) Principally	loans outside the full member shareholder countries at December 31, 2012.

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2012	2011	2010	2012	2011	2010
	(in U.S.$ millions)
Argentina	839.3	1345.7	1,606.8	464.0	662.9	282.6
Bolivia	485.1	407.5	426.0	338.1	266.1	253.0
Brazil	1,903.3	1797.4	1,980.1	1,028.1	963.4	1,225.7
Colombia	840.6	1456.4	992.1	855.0	1836.0	1601.5
Ecuador	766.0	771.9	900.6	736.4	566.4	721.4
Panama	328.2	483.9	312.4	255.9	177.2	23.4
Paraguay	188.6	120.0	35.6	46.9	43.1	50.9
Peru	1,749.1	2184.3	1693.2	617.5	1303.4	2494.2
Uruguay	728.6	647.6	120.3	9.4	52.1	95.3
Venezuela	327.0	531.4	1637.8	358.8	905.2	684.7
Others(2)	1,118.9	319.9	828.1	258.6	392.6	261.1

Total	9,274.7	10,065.9	10,533.00	4,969.6	7,168.4	7,693.70

(1)	Includes short-term loans in the amounts of $2,630 million, $3,530 million, and $4,057.2 million, respectively, for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)	Loans outside the full member shareholder countries at December 31, 2012.

During the three years ended December 31, 2012, the rate of growth (decrease) of loan portfolio by country was as follows: Argentina, 23.1%; Bolivia, 10.9%; Brazil, 6.0%; Colombia, (3.5)%; Ecuador, 4.3%; Panama, 105.0%; Paraguay, 42.8%; Peru, 10.4%; Uruguay, (28.9)%; and Venezuela, 12.4%. The growth of the loan portfolio during the 2-year period ended December 31, 2012 reflects loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.

Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $377.4 million in 2012, compared to loans to associated shareholder countries holding Series “C” shares totaling $331.3 million and $1,752.7 million in 2011 and 2010, respectively. Management expects to increase loans to Trinidad and Tobago as a percentage of the portfolio when Trinidad and Tobago fulfills the requirements to become a full member shareholder country.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2012, our loan portfolio outstanding was distributed by industry as follows:

												Total by	% of
	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela	Others(2)	Sector	Total
Agriculture, hunting and forestry	—	21.3	35.0	6.4	—	—	—	—	—	—	—	62.7	0.4%
Exploitation of mines and quarries	—	—	—	—	—	—	—	—	—	—	—	—	0.0%
Manufacturing industry	120.0	5.8	37.5	6.2	36.3	—	—	—	—	—	—	205.8	1.3%
Supply of electricity, gas and water	1,348.8	287.6	278.7	247.6	276.7	96.7	—	258.8	192.0	2,364.6	178.8	5,530.5	33.8%
Transport, warehousing and communications	469.3	1,057.2	474.6	577.9	544.5	346.0	75.0	1,686.1	139.8	335.6	119.8	5,825.8	35.6%
Financial intermediaries(1)	11.3	41.7	345.0	471.1	172.7	23.2	13.2	432.1	—	10.7	119.5	1,640.4	10.0%
Social and other infrastructure programs	165.4	183.8	40.0	523.0	1,604.7	13.0	46.3	283.3	—	105.2	68.8	3,033.5	18.5%
Other activities	—	—	42.0	—	13.2	—	—	—	—	—	—	55.3	0.3%

Total	2,114.7	1,598.8	1,252.8	1,832.3	2,648.2	586.9	134.5	2,660.3	331.8	2,816.1	377.5	16,353.9	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other financial institutions.

(2)	This column includes loans outside the full member shareholder countries at December 31, 2012.

Maturity of Loans

At December 31, 2012, our outstanding loans were scheduled to mature as follows:

	2013	2014	2015	2016	2017	2018-2029
	(in U.S.$ millions)
Principal amount	2,683.5	1,481.6	1,598.4	1,530.8	1,274.4	7,785.2

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2012:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio
	(in U.S.$ millions)
Bolivarian Republic of Venezuela	2,816.1	17.2%
Republic of Ecuador	2,327.7	14.2%
Republic of Peru	1,894.6	11.6%
Republic of Argentina	1,851.0	11.3%
Plurinational State of Bolivia	1,511.0	9.2%
Republic of Colombia	1,022.0	6.2%
Republic of Panama	430.7	2.6%
Centrais Eletricas Brasileiras	277.7	1.7%
Estado de Rio de Janeiro	209.0	1.3%
Banco de Comercio Exterior S.A. (Colombia)(1)	156.8	1.0%

Total	12,496.7	76.4%

(1)	Privately owned financial intermediary.

Selected Projects

Set out below are examples of projects approved by CAF during 2012 and the respective loan approval amounts.

Argentina

Republic of Argentina/Regional Road Development Program Phase II — $250 million loan to finance the strengthening of the road infrastructure of the country.

Bolivia

Plurinational State of Bolivia/Program “More Investments for Water II (MIAGUA II)” — $115.0 million loan to finance the investments in the water sector and sanitation in order to reduce poverty.

Brazil

Different Commercial Banks/Financial Lines for total amount of $900.0 million to finance foreign trade operations, working capital and investments in capital goods.

Estado de Sao Paulo/Program of Transportation, Logistics and Environment — $200 million loan to finance the improvement and expansion of the road system in order to contribute to the economic and social development of the state.

Colombia

Different Commercial Banks/Financial Lines for total amount of $800.0 million to finance foreign trade operations, working capital and investments in capital goods.

Ecuador

Republic of Ecuador/Quito Subway — $150 million loan to finance the construction of the first line of the future massive transportation network in the metropolitan area of the city.

Panama

Republic of Panama/Project of sanitation of the Panama City and Bay Phase II — $176 million loan to finance the reduction of pollution in the urban rivers in the Panama City metropolitan area.

Paraguay

Republic of Paraguay/Support Program to the Economic and Social Strategy 2008/2013 — $75 million to finance the strengthening of macroeconomic and financial management.

Peru

Different Commercial Banks/Financial Lines for total amount of $600.0 million to finance foreign trade operations, working capital and investments in capital goods.

Republic of Peru/Contingent Credit Line — $400 million loan to support the national government’s strategy for management of its public debt, to be used as a preventive instrument in the event it cannot access the international debt markets in conditions consistent with its strategy.

Uruguay

Oriental Republic of Uruguay/Non-revolving contingent line of credit — $400 million loan to support the national government’s strategy for management of its public debt, to be used as a preventive instrument in the event it cannot access the international debt markets in conditions consistent with its strategy.

Venezuela

Bolivarian Republic of Venezuela/Project Complex for Social Action for Music “Simon Bolivar” Phase II — $210 million to finance the construction and equipment of the complex to improve the living conditions of Venezuelan youth.

Other Activities

Treasury Operations

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2012, our liquid assets amounted to $7.2 billion of which 22.1% were invested in time deposits in financial institutions, 26.5% in commercial paper, 37.1% in corporate and financial institution bonds, 4.8% in certificates of deposit, 2.5% in bonds of non-U.S. government and government entities and 7.0% in other instruments.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our shareholders’ equity. At December 31, 2012, the carrying value of our equity investments totaled $146.8 million, representing 2.1% of our shareholders’ equity. At December 31, 2012, 73.7% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $331.6 million at December 31, 2012. Those credit guarantees represent 4.83% of our total net worth and were issued for 2 public sector projects in Bolivia, public sector projects in Peru and Mexico, as well as several private sector companies that are operating in Argentina, Peru and Uruguay.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2012, we acted as fund administrator for several funds funded by third parties and by our shareholders, the net assets of which totaled $498.1 million at December 31, 2012.

Each year, these funds are usually recapitalized by our shareholders through contributions made from CAF’s prior year’s net income. In 2012, 2011 and 2010, such contributions to these funds were $120.0 million, $96.5 million and $93.5 million from the net income of 2012, 2011 and 2010, respectively. These funds are not part of CAF’s accounts.

At December 31, 2012, the principal funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprises, the Latin American Carbon Program, the Fund for the Promotion of Sustainable Infrastructure Projects, and the Fund for Border Integration and Cooperation.

Technical Co-operation Fund

At December 31, 2012, the Technical Co-operation Fund had a balance of $22.9 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than $100,000 each to facilitate the implementation of those projects.

Fund for Human Development

At December 31, 2012, the Fund for Human Development had a balance of $16.9 million. This fund is devoted to assist projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2012, the Compensatory Financing Fund had a balance of $324.3 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

Fund for the Development of Small and Medium Enterprises

At December 31, 2012, the Fund for the Development of Small and Medium Enterprises had a balance of $43.6 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Latin American Carbon Program

At December 31, 2012, the Latin American Carbon Program had a balance of $7.7 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gas reductions market in Latin America and the Caribbean through several mechanisms, including those allowed by the Kyoto Protocol.

Fund for the Promotion of Sustainable Infrastructure Projects

At December 31, 2012, the Fund for the Promotion of Sustainable Infrastructure Projects had a balance of $24.5 million. The purpose of this fund is to finance infrastructure projects and the study thereof, in order to support regional integration.

Fund for Border Integration and Cooperation

At December 31, 2012, the Fund for Border Integration and Cooperation had a balance of $3.5 million. The fund seeks to strengthen cooperation and border integration at the bilateral and multilateral levels by supporting and financing the identification, preparation and execution of high-impact projects that promote sustainable human development in the border regions of CAF’s shareholder countries.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. Our actual ratio on December 31, 2012 was 2.4 times stockholders’ equity.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve (a) loans of up to $75.0 million for sovereign credits, (b) loans of up to $50.0 million for private credits, (c) investments of up to $25.0 million in the case of equity investments, (d) investments of up to 1% of total liquid assets of any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 5% of the issuer’s total liquid assets, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 7% of the issuer’s total liquid assets, or (iii) the US Treasury or the Bank for International Settlements, in which case CAF’s investment in notes, bills or bonds may be up to 50% of total liquid assets for each issuer), and (d) technical cooperation credits of up to $1.0 million. The Executive Committee of our Board of Directors or the Board of Directors itself may approve (a) loans of up to $150.0 million for sovereign credits, (b) loans of up to $80.0 million for private credits, (c) investments of up to $50.0 million for equity investments, (d) investments of up to 2.5% of the total liquid assets for any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 10% of the issuer’s total liquid assets, or (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 12% of the issuer’s total liquid assets), and (d) technical cooperation credits of up to $2.0 million. Loans and investments in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 25% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity. Additionally, the exposure to any individual private sector entity or to an economic group is limited to 2.35% and 3.5%, respectively, of our total loan portfolio.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed 15% of CAF’s total loan portfolio.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2012, there were $0.0 loans overdue and $7.6 million in non-accrual status. At December 31, 2011, there were $0.0 in overdue loans and $8.2 loans in non-accrual status. For the years ended December 31, 2012 and 2011, there were $0.0 and $0.0, respectively, overdue interest or other charges in respect of non-accrual status loans excluded from net income.

At December 31, 2012, there were $0.0 loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us. Although some of our shareholder countries have restructured their sovereign debt obligations, none of them have ever defaulted on their debt obligations to CAF.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	At December 31,
	2012	2011	2010
	(in U.S.$ millions)
Total loan portfolio	16,353.4	14,976.4	13,777.9
Overdue loan principal	—	—	—
Loans in non-accrual status	7.9	8.2	—
Loans written-off during period	—	—	—
Allowance for loan losses	125.8	130.6	141.4
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.05%	0.05%	0.0%
Allowance for loan losses as a percentage of loan portfolio	0.8%	0.9%	1.0%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below was as follows:

	At December 31,
	2012	2011	2010
	(in U.S.$ millions)
Within the shareholder countries:
Term deposits	3,121.8	3,672.1	2,739.5
Loans and lines of credit	23.1	10.8	12.0
Bonds	450.6	641.1	709.2

	3,595.5	4,284.0	3,460.7
Outside the shareholder countries:
Deposits, acceptances and advances, commercial paper and repurchase agreements	3,174.9	1,977.1	1,524.3
Loans and lines of credit	1,349.7	1,110.8	978.8
Bonds	8,601.7	6,882.1	6,116.6

	13,126.3	9,930.0	8,619.7

	16,721.8	14,254.0	12.080.4
Variation effect between spot and original FX rate	111.6	18.9	30.4

Fair value adjustments on hedging activities	597.4	587.0	363.9

Total	17,430.7	14,859.9	12,474.7

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2012	2011	2010
	(in U.S.$ millions)
Term deposits:
Up to 1 year	3,121.8	3,672.1	2,739.5
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	3,174.9	1,977,1	1,524.3
Loans and lines of credit:
Up to 1 year	103.0	131.5	143.6
Between 1 and 3 years	703.6	464.1	279.7
Between 3 and 5 years	258.6	259.5	341.1
More than 5 years	307.7	266.4	226.4

	1,372.9	1,121.6	990.8
Bonds:
Up to 1 year	763.7	738.3	767.2
Between 1 and 3 years	2,011.2	1,296.9	1,486.6
Between 3 and 5 years	2,037.0	2,095.9	1,196.2
More than 5 years	4,240.4	3,351.9	3,375.8

	9,052.3	7,483.2	6,825.9
Totals:
Up to 1 year	7,163.4	6,519.0	4,986.0
Between 1 and 3 years	2,714.8	1,761.1	1,688.7
Between 3 and 5 years	2,295.6	2,355.5	2,382.5
More than 5 years	4,547.9	3,618.4	3,023.2

	16,721.7	14,254.0	12,080.4
Variation effect between spot and original FX rate	111.6	18.9	30.4
Fair value adjustments on hedging activities	597.4	587.0	363.9

Total	17,430.7	14,859.9	12,474.8

Our borrowings are primarily U.S. dollar-based: 80.6% of our total borrowings, or 98.3% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2012. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2012 included 892.0 million Euros, 50,400.0 million Yen, 1,365.0 million Swiss Francs, 1.4 million Canadian Dollars, 484,930.0 million Colombian Pesos, 798 million of Hong Kong Dollars, 1,317.1 million Mexican Pesos, 331.6 million Peruvian Nuevos Soles, and 600 million Chinese Yuan; all of such non-U.S. dollar borrowings are swapped or otherwise hedged into U.S. dollars.

DEBT RECORD

We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2012, 99.5% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral). At December 31, 2012, we were party to swap agreements with an aggregate notional amount of $9.3 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2012, the weighted average life of our financial assets was 4.4 years and the weighted average life of our financial liabilities was 3.7 years. Based on our asset and liability structure at December 31, 2012, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more long-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2012, approximately 99.5% of our assets and 76.6 % of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen, Hong Kong Dollar, Chinese Yuan and Swiss Francs, which liabilities were swapped. After swaps, 98.2% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our policy is that our total exposure on trade derivatives should not exceed 3% of liquid investments. See “Derivative Instruments and Hedging Activities” (Note 18) in the Notes to the Financial Statements for the years ended December 31, 2012, 2011 and 2010.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the Constitutive Agreement;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 18 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

Directors (and their Alternates) representing Series “A” shareholders:

Argentina	Hernán Lorenzino (Julio Miguel De Vido)	Minister of Economics and Public Finance (Minister of Federal Planning, Public Investments and Services)
Bolivia	Elba Viviana Caro Hinojosa (Harley Rodríguez Téllez)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Miriam Belchior (João Ghilherme Rochas Machado)	Minister of Planning, Budget and Process (Secretary of International Affairs from the Ministry of Planning, Budget and Process)
Colombia	Mauricio Cardenas (Sergio Diaz-Granados Guida)	Minister of Treasury and Public Credit (Minister of Commerce, Industry and Tourism)
Ecuador	Camilo Samán Salem (Jorge Wated Reshuan)	President of the Board of Directors of Corporación Financiera Nacional (General Manager of Corporación Financiera Nacional)
Panama	Frank De Lima (Mahesh Khemlani)	Minister of Economics and Finance (Vice Minister of Finance)
Paraguay	Manuel Ferreira (Ramón Ramirez)	Minister of Treasury (Vice Minister of Economy)
Peru	Luis Miguel Castilla Rubio (Carlos Augusto Oliva Neyra)	Minister of Economy and Finance (Vice Minister of Treasury)
Uruguay	Fernando Lorenzo (Mario Bergara)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	(Pending confirmation from Venezuela)

Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Luis Alberto Arce (Roger Edwin Rojas Ulo)	Minister of Economy and Finance (Vice Minister of Treasury and Public Credit)
Colombia	José Dario Uribe (Mauricio Santa Maria Salamanca)	General Manager of Banco de la República (General Director of the National Planning Department)
Ecuador	Patricio Rivera (Diego Martinez)	Minister of Finance (President of the Board of Directors of Banco Central del Ecuador)
Peru	Alfonso Zárate Rivas (Laura Berta Calderón Regio)	President of the Board of Directors of Corporación Financiera de Desarrollo (Vice Minister of Economy)
Venezuela	Edmée Betancourt de García (Gustavo Hernández)	President of Banco de Desarrollo Económico y Social of Venezuela (Vice Minister of Treasury)
Private Financial Institutions	Darko Iván Zuazo Batchelder (Efraín Enrique Forero Fonseca)	President of the Board of Directors of Banco Mercantil Santa Cruz S.A. — Bolivia (President of Banco Davivieda — Colombia)

The Directors representing the Series “C” shareholders are Luis de Guindos Jurado, Minister of Economy and Competitiveness for Spain and Luis Videgaray, Secretary of Treasury and Public Credit for Mexico. Their alternates are Simón Lizardo Mezquita, Minister of Treasury for the Dominican Republic, and Hernán Cheyre, Executive Vice President of Corporación de Fomento de la Producción de Chile, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Luis Miguel Castilla Rubio is the current Chairman until March 31, 2014.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

Our Executive President, L. Enrique García, was re-elected in November 2011 for a fifth five-year term that will expire in December 2016. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17 year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President and Chief Executive Officer
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Corporate Vice President of Country Programs
Antonio Juan Sosa	Corporate Vice President of Infrastructure
Gustavo Ardila	Corporate Vice President of Productive and Financial Sector
Hamilton Moss de Souza	Corporate Vice President of Energy
José Curbelo	Corporate Vice President of Development Strategies and Public Policy
Hugo Sarmiento Kohlenberger	Corporate Vice President of Finance and Chief Financial Officer
José Carrera	Corporate Vice President of Social and Environmental Development
Ricardo Sigwald	General Counsel
Marcelo Zalles	Controller

Employees

At December 31, 2012, we employed 418 professionals and 110 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Corporate and Financial Sector, Vice President of Development Strategies and Public Policies and Vice President of Social and Environmental Development are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff is paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the east, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13.245 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
Population (in millions) (1)
2011	41.1	10.2	197.1	46.9	13.9	3.6	6.6	29.8	3.4	29.5
2010	40.7	10.0	195.5	46.3	13.8	3.5	6.5	29.5	3.4	29.0
2009	40.3	98.6	193.8	45.7	13.6	3.5	6.3	29.2	3.4	28.6
2008	39.9	96.9	192.0	45.0	13.5	3.4	6.2	28.8	3.4	28.1
2007	39.5	95.2	190.1	44.4	13.3	3.3	6.1	28.5	3.3	27.7
2006	39.1	93.5	188.2	43.7	13.2	3.0	6.0	28.2	3.3	27.2
Life expectancy at birth (years) (2)
2009	75.5	66.0	72.6	73.2	75.3	76.7	n.a	73.5	76.1	73.7
2008	75.3	65.7	72.4	73.0	75.1	76.6	72.1	73.3	76.0	73.5
2007	75.1	65.4	72.2	72.7	75.0	76.5	71.9	73.0	75.9	73.6
2006	74.9	65.0	71.9	72.5	74.8	76.3	71.7	72.8	75.7	73.4
2005	74.7	64.7	71.6	72.3	74.7	75.2	71.5	72.5	75.6	73.2
2004	74.5	64.4	71.4	72.0	74.5	75.0	71.3	72.2	75.2	73.0
2003	74.3	64.0	71.1	71.8	74.3	74.8	71.0	71.8	74.9	72.8

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
GDP (U.S.$ in millions)
2011	445,651.6	23,869.4	2,475,066.2	333,155.0	65,945.0	31,316.4	23,945.8	199,487.5	45,029.3	315,107.0
2010	368,712.0	19,585.0	2,089,828.0	288,717.0	56,998.0	26,590.0	17,628.0	153,935.0	39,984.0	233,218.0
2009	306,754.0	17,217.0	1,598,397.0	235,837.0	52,021.0	24,163.0	14,255.0	127,370.0	30,338.0	325,678.0
2008	326,872.0	17,071.0	1,650,713.0	244,646.0	54,208.0	23,002.0	16,874.0	127,115.0	31,260.0	310,396.0
2007	260,682.0	13,430.0	1,366,544.0	207,411.0	45,504.0	19,740.0	12,260.0	107,328.0	23,915.0	226,221.0
2006	212,868.0	11,532.0	1,088,767.0	162,808.0	41,705.0	17,134.0	9,289.0	92,439.0	19,831.0	183,222.0
2005	181,967.0	9,533.0	882,439.0	146,570.0	36,942.0	15,465.0	7,505.0	79,397.0	17,528.0	144,128.0
2004	152,158.0	8,638.0	663,783.0	117,188.0	32,646.0	14,179.0	6,973.0	69,763.0	13,708.0	112,800.0
2003	129,631.0	7,896.0	553,603.0	94,646.0	28,409.0	12,933.0	5,552.0	61,367.0	11,191.0	83,427.0
GDP per capita (U.S.$)
2011	10,896.0	2,244.5	12,696.0	7,235.5	4,576.9	8,409.7	3,649.0	5,932.0	13,367.4	10,906.0
2010	8,883.0	1,878.0	11,094.0	6,344.0	4,013.0	7,587.0	2,839.0	5,225.0	11,912.0	8,160.0
2009	7,479.0	1,677.0	8,348.0	5,243.0	3,716.0	7,003.0	2,248.0	4,372.0	9,070.0	11,474.0
2008	8,047.0	1,702.0	8,706.0	5,504.0	3,928.0	6,774.0	2,709.0	4,413.0	9,376.0	11,122.0
2007	6,487.0	1,367.0	7,283.0	4,722.0	3,345.0	5,911.0	2,003.0	3,768.0	7,195.0	8,231.0
2006	5,356.0	1,197.0	5,867.0	3,751.0	3,110.0	5,217.0	1,546.0	3,284.0	5,983.0	6,778.0
2005	4,630.0	1,011.0	4,812.0	3,417.0	2,795.0	4,791.0	1,272.0	2,855.0	5,302.0	5,528.0
2004	3,916.0	936.0	3,665.0	2,766.0	2,325.0	4,470.0	1,205.0	2,541.0	4,152.0	4,317.0
2003	3,423.0	875.0	3,097.0	2,262.0	2,212.0	4,150.0	978.0	2,264.0	3,387.0	3,250.0
Gross reserves (excluding gold) (U.S.$ in millions) (3)
2010	49,734.0	9,730.0	288,575.0	28,452.0	2,951.0	4,052.0	4,137.0	44,105.0	7,744.0	30,332.0
2009	46,093.0	8,581.0	238,520.0	25,356.0	3,792.0	4,400.0	3,839.0	33,136.0	7,987.0	35,830.0
2008	44,855.0	7,722.0	193,783.0	23,671.0	4,472.0	3,785.0	2,845.0	31,196.0	6,360.0	42,226.0
2007	44,682.0	5,319.0	180,334.0	20,949.0	3,520.0	4,364.0	2,461.0	27,689.0	4,121.0	33,500.0
2006	30,903.0	3,178.0	85,839.0	15,436.0	2,023.0	4,985.0	1,702.0	17,275.0	3,091.0	36,606.0
2005	27,179.0	1,714.0	53,799.0	14,947.0	2,147.0	2,432.0	1,297.0	14,097.0	3,078.0	30,368.0
2004	18,884.0	1,123.0	52,935.0	13,536.0	1,437.0	1,910.0	1,168.0	12,631.0	3,145.0	24,208.0
2003	14,153.0	976.0	49,296.0	10,916.0	1,160.0	2,307.0	969.0	10,194.0	2,281.0	21,366.0
Customer price index growth (3)
2011	9.5%	6.9%	6.5%	3.7%	5.4%	6.3%	4.9%	4.7%	8.6%	28.9%
2010	10.9%	7.2%	5.9%	3.2%	3.6%	4.9%	7.2%	2.1%	6.9%	27.4%
2009	7.7%	0.3%	4.2%	2.0%	4.4%	1.9%	1.9%	0.2%	5.9%	27.0%
2008	7.2%	11.9%	5.9%	7.7%	8.4%	6.8%	7.5%	6.7%	9.2%	31.9%
2007	8.5%	11.7%	4.5%	5.7%	3.3%	6.4%	6.0%	3.9%	8.5%	22.5%
2006	10.5%	5.0%	3.1%	4.5%	2.9%	2.2%	12.5%	1.1%	6.4%	17.0%
2005	12.3%	4.9%	5.7%	4.9%	3.1%	3.4%	9.9%	1.5%	4.9%	14.4%
2004	6.1%	4.6%	7.6%	5.5%	1.9%	1.6%	2.8%	3.5%	7.6%	19.2%

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
Exports of Goods (f.o.b) (U.S.$ in millions) (4)
2011	83,950.0	8,331.9	256,040.0	57,739.1	23,105.0	24,109.1	10,658.0	45,639.5	7,911.8	92,811.0
2010	68,500.0	6,390.0	201,915.0	40,777.0	17,826.0	18,750.0	8,520.0	35,565.0	8,061.0	65,786.0
2009	55,669.0	4,848.0	152,995.0	34,025.0	14,286.0	16,652.0	5,805.0	26,962.0	6,408.0	57,595.0
2008	70,021.0	6,448.0	197,942.0	38,534.0	18,961.0	16,111.0	7,769.0	31,020.0	7,095.0	95,138.0
2007	55,779.0	4,458.0	160,651.0	30,577.0	14,847.0	14,292.0	5,471.0	27,892.0	5,100.0	69,010.0
2006	46,456.0	3,875.0	137,807.0	25,181.0	11,983.0	12,476.0	4,409.0	23,830.0	4,400.0	65,578.0
2005	40,387.0	2,791.0	118,308.0	21,730.0	10,109.0	10,808.0	3,352.0	17,367.0	3,774.0	55,716.0
2004	34,576.0	2,146.0	96,475.0	17,224.0	7,405.0	8,867.0	2,861.0	12,809.0	3,145.0	39,668.0
2003	29,939.0	1,598.0	73,084.0	13,813.0	6,197.0	7,582.0	2,170.0	9,091.0	2,281.0	27,230.0
Import of Goods (f.o.b) (U.S.$ in millions) (4)
2011	73,936.5	7,664.2	226,243.0	52,152.4	23,239.0	26,329.1	11,935.9	41,112.7	10,166.6	46,813.0
2010	53,810.0	5,380.0	181,648.0	38,628.0	18,855.0	19,882.0	9,916.0	28,815.0	9,916.0	38,613.0
2009	38,781.0	4,377.0	127,722.0	31,479.0	14,213.0	15,446.0	6,836.0	21,011.0	6,836.0	38,442.0
2008	57,422.0	4,980.0	173,107.0	37,563.0	17,590.0	17,502.0	8,809.0	28,449.0	8,809.0	49,482.0
2007	44,608.0	3,455.0	120,612.0	31,161.0	13,024.0	14,646.0	6,027.0	19,591.0	6,027.0	16,031.0
2006	34,151.0	2,814.0	91,350.0	24,858.0	11,379.0	11,918.0	5,022.0	14,844.0	5,022.0	33,583.0
2005	27,300.0	2,334.0	73,606.0	20,134.0	9,645.0	10,688.0	3,814.0	12,082.0	3,814.0	24,008.0
2004	21,311.0	1,844.0	62,835.0	15,878.0	7,630.0	9,074.0	3,105.0	9,805.0	3,105.0	17,021.0
2003	13,851.0	1,616.0	48,290.0	13,258.0	6,702.0	7,586.0	2,446.0	8,205.0	2,446.0	10,687.0

*	Sources: Official government sources (including but not limited to the ministries of finance of the full member shareholder countries).

(1)	This information is extracted from the World Bank’s World Development Indicators (WDI).

(2)	At December 31.

(3)	End of period.

(4)	Free on Board.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the full member shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 662/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells debt securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will be issued at par and that all principal and interest payments on the debt securities will be denominated in United States dollars. This discussion also assumes that the principal and interest payments on the debt securities are not subject to contingencies. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above), debt securities denominated in a currency other than United States dollars and/or debt securities subject to contingencies will be discussed in an applicable prospectus supplement.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest.    You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Debt Securities.    Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax.    For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•

derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities.    If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the debt securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•

payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•

other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

CAF may offer the securities of any series to present holders of other securities of CAF as consideration for the purchase or exchange by CAF of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

The balance sheets as of December 31, 2012 and 2011 and the related statements of income, stockholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010 included in this Prospectus and the effectiveness of CAF’s internal control over financial reporting, have been audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, independent auditors, as stated in their reports appearing herein. Such financial statements are included in reliance upon their report given on the authority of this firm as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries”, is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/S/ L. ENRIQUE GARCÍA
Name: L. Enrique García
Title: Executive President

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Management’s Report on the Effectiveness of Internal Control

Over Financial Reporting

The Management of Corporación Andina de Fomento (CAF) is responsible for establishing and maintaining effective internal control over financial reporting in CAF. Management has evaluated CAF’s internal control over financial reporting as of December 31, 2012, based on the criteria for effective internal control determined in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

CAF’s internal control over financial reporting is a process effected by those in charged of governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2012. Based on this assessment, CAF’s Management concluded that CAF’s internal control over financial reporting was effective as of December 31, 2012.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the deception or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

CAF’s financial statements as of December 31, 2012, have been audited by an independent accounting firm, which has also issued an attestation report on management’s assertion on the effectiveness of CAF’s internal control over financial reporting. The attestation report, which is included in this document, expresses an unqualified opinion on management’s assertion on the effectiveness of CAF’s internal control over financial reporting as of December 31, 2012.

/s/ L. Enrique Garcia	/s/ Hugo Sarmiento K.
Executive President and Chief Executive Officer	Corporate Vice President, Chief Financial Officer

/s/  Marcos Subía G.

Director, Accounting and Budget

January 31, 2013

Torre CAF, Av. Luis Roche, Altamira, Caracas, Venezuela. Telf. +58 (212) 209 2111 www.caf.com

Independent Accountants’ Report on Management’s Assertion on

Effectiveness of Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited management’s assertion, included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting, that Corporación Andina de Fomento (CAF) maintained effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CAF’s management is responsible for maintaining effective internal control over financial reporting and for its assertion on the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that CAF maintained effective internal control over financial reporting as of December 31, 2012 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheets of CAF as of December 31, 2012, 2011 and 2010, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended, and our report dated January 31, 2013 expressed an unqualified opinion on those financial statements.

/s/  Deloitte

January 31, 2013

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Report of Independent Auditors

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the accompanying balance sheets of Corporación Andina de Fomento (CAF) as of December 31, 2012, 2011 and 2010 and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended and the related notes to the financial statements. These financial statements are the responsibility of CAF’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2012, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, the management’s assertion that CAF maintained effective internal control over financial reporting at December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 31, 2013 expressed an unqualified opinion thereon.

/s/ Deloitte

January 31, 2013

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets

December 31, 2012, 2011 and 2010

(In thousands of U.S. dollars)

	NOTES	2012	2011	2010
ASSETS

Cash and due from banks	2	141,720	256,797	119,834
Deposits with banks	2	1,490,049	1,543,885	1,403,443

Cash and deposits with banks		1,631,769	1,800,682	1,523,277

Marketable securities -
Trading	4 and 19	5,453,137	3,760,325	2,456,745
Other investments	3	100,910	95,211	146,852
Loans (US$ 72,354, US$ 64,811 and US$ 67,678 at fair value as of december 31, 2012, 2011 and 2010)	5 and 19	16,355,410	14,980,744	13,783,043
Less loan commissions, net of origination costs		76,837	77,033	70,129
Less allowance for loan losses	5	125,799	130,636	141,364

Loans, net		16,152,774	14,773,075	13,571,550

Accrued interest and commissions receivable		216,323	196,316	159,559
Equity investments	6	146,811	111,889	94,721
Derivative instruments	18 and 19	772,448	703,264	524,989
Property and equipment, net	7	39,226	36,840	29,901
Other assets	8	90,313	57,748	39,281

Total		24,603,711	21,535,350	18,546,875

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES -
Deposits	9	3,121,843	3,672,063	2,739,497
Commercial papers	10	3,174,927	1,977,050	1,524,285
Borrowings (US$ 341,553, US$ 356,851 and US$ 347,310 at fair value as of december 31, 2012, 2011 and 2010)	11 and 19	1,391,093	1,138,450	998,089
Bonds (US$ 9,595,784, US$ 7,947,340 and US$ 7,089,124 at fair value as of december 31, 2012, 2011 and 2010)	12 and 19	9,742,852	8,072,328	7,212,812
Accrued interest payable		180,597	163,561	120,001
Derivative instruments	18 and 19	60,067	93,869	132,887
Accrued expenses and other liabilities	13	67,270	66,776	66,117

Total liabilities		17,738,649	15,184,097	12,793,688

STOCKHOLDERS’ EQUITY -	15
Subscribed and paid-in capital (authorized capital US$10,000 million)		3,636,715	3,229,365	2,813,940
Additional paid-in capital		782,523	739,733	616,171
Reserves		2,285,655	2,229,576	2,156,937
Retained earnings		160,169	152,579	166,139

Total stockholders’ equity		6,865,062	6,351,253	5,753,187

Total		24,603,711	21,535,350	18,546,875

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Income

Years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. dollars)

	NOTES	2012	2011	2010
Interest income -
Loans	1(g)	440,957	363,260	320,068
Investments and deposits with banks	1(f), 2 and 3	52,315	26,849	33,965
Loan commissions	1(g)	26,867	38,910	31,522

Total interest income		520,139	429,019	385,555

Interest expense -
Deposits		23,027	14,082	9,255
Commercial papers		12,183	9,350	9,771
Advances		—	163	—
Bonds		214,976	166,977	136,651
Borrowings		17,354	10,986	10,057
Commissions		14,148	11,470	7,481

Total interest expense		281,688	213,028	173,215

Net interest income		238,451	215,991	212,340
Credit to allowance for loan losses	5	(4,865)	(11,771)	(2,990)

Net interest income, after credit to allowance for loan losses		243,316	227,762	215,330
Non-interest income -
Other commissions		6,150	8,405	3,798
Dividends and equity in (losses) earnings of investees		2,649	(6,244)	3,301
Other income		482	2,404	801

Total non-interest income		9,281	4,565	7,900

Non-interest expenses -
Administrative expenses	23	90,988	81,006	69,735
Other expenses		863	3,565	1,069

Total non-interest expenses		91,851	84,571	70,804

Net income before unrealized changes in fair value related to financial instruments		160,746	147,756	152,426
Unrealized changes in fair value related to financial instruments		(577)	4,823	13,713

Net income		160,169	152,579	166,139

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of changes in Stockholders’ Equity

Years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. dollars)

		Subscribed and paid- in capital	Additional paid-in capital	Reserves				Total
	NOTES			General reserve	Article N° 42 of by-laws	Total reserves	Retained earnings	stockholders’ equity
Balances at December 31, 2009		2,485,645	539,222	1,668,515	358,713	2,027,228	234,709	5,286,804
Capital increase	15	150,835	254,409	—	—	—	—	405,244
Capitalization of Additional paid-in capital	15	177,460	(177,460)	—	—	—	—	—
Net income	15	—	—	—	—	—	166,139	166,139
Appropriated for general reserve	15	—	—	106,238	—	106,238	(106,238)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	15	—	—	—	23,471	23,471	(23,471)	—
Distributions to stockholders’ funds	16	—	—	—	—	—	(105,000)	(105,000)

Balances at December 31, 2010		2,813,940	616,171	1,774,753	382,184	2,156,937	166,139	5,753,187
Capital increase	15	199,045	339,942	—	—	—	—	538,987
Capitalization of Additional paid-in capital	15	216,380	(216,380)	—	—	—	—	—
Net income	15	—	—	—	—	—	152,579	152,579
Appropriated for general reserve	15	—	—	55,989	—	55,989	(55,989)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	15	—	—	—	16,650	16,650	(16,650)	—
Distributions to stockholders’ funds	16	—	—	—	—	—	(93,500)	(93,500)

Balances at December 31, 2011		3,229,365	739,733	1,830,742	398,834	2,229,576	152,579	6,351,253
Capital increase	15	159,030	291,110	—	—	—	—	450,140
Capitalization of Additional paid-in capital	15	248,320	(248,320)	—	—	—	—	—
Net income	15	—	—	—	—	—	160,169	160,169
Appropriated for general reserve	15	—	—	40,779	—	40,779	(40,779)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	15	—	—	—	15,300	15,300	(15,300)	—
Distributions to stockholders’ funds	16	—	—	—	—	—	(96,500)	(96,500)

Balances at December 31, 2012		3,636,715	782,523	1,871,521	414,134	2,285,655	160,169	6,865,062

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. dollars)

	NOTES	2012	2011	2010
Cash flows from operating activities -
Net income		160,169	152,579	166,139

Adjustments to reconcile net income to net cash used in operating activities -
Unrealized (gain) loss on trading securities	4	(11,320)	(1,883)	4,209
Amortization of loan commissions, net of origination costs		(10,677)	(12,845)	(11,943)
Credit to allowance for loan losses	5	(4,865)	(11,771)	(2,990)
Equity in earnings of investees		1,067	10,527	(678)
Amortization of deferred charges		2,799	2,077	2,297
Depreciation of property and equipment	7	3,924	2,957	2,224
Provision for employees’ severance indemnities and benefits		7,745	7,977	7,812
Provision for employees’ savings plan		1,286	1,317	1,334
Unrealized changes in fair value related to financial instruments		577	(4,823)	(13,713)
Net changes in operating assets and liabilities -
Severance indemnities paid or advanced		(5,013)	(7,144)	(3,973)
Employees’ savings plan paid or advanced		(379)	(1,545)	(31)
Trading securities, net	4	(1,681,492)	(1,301,697)	(246,700)
Interest and commissions receivable		(20,007)	(36,757)	(23,854)
Other assets		(35,297)	(20,543)	(12,552)
Accrued interest payable		17,036	43,560	21,908
Accrued expenses and other liabilities		(3,212)	54	7,748

Total adjustments and net changes in operating assets and liabilities		(1,737,828)	(1,330,539)	(268,902)

Net cash used in operating activities		(1,577,659)	(1,177,960)	(102,763)

Cash flows from investing activities -
Purchases of other investments	3	(236,168)	(186,308)	(273,927)
Maturities of other investments	3	230,469	237,949	330,436
Loan origination and principal collections, net	5	(1,364,921)	(1,177,631)	(2,070,844)
Equity investments	6	(35,989)	(27,696)	(8,561)
Purchases of property and equipment	7	(6,310)	(9,896)	(4,051)

Net cash used in investing activities		(1,412,919)	(1,163,582)	(2,026,947)

Carried forward,		(2,990,578)	(2,341,542)	(2,129,710)

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. dollars)

	NOTES	2012	2011	2010
Brought forward,		(2,990,578)	(2,341,542)	(2,129,710)

Cash flows from financing activities -
Net increase in deposits		(550,220)	932,566	88,791
Net increase in commercial paper		1,197,877	452,765	258,868
Proceeds from advances		—	50,000	—
Repayment of advances		—	(50,000)	—
Proceeds from issuance of bonds	12	2,337,449	1,447,991	1,986,056
Repayment of bonds	12	(768,355)	(790,682)	(448,608)
Proceeds from borrowings	11	384,795	288,971	337,008
Repayment of borrowings	11	(133,521)	(158,151)	(137,141)
Distributions to stockholders’ special funds	16	(96,500)	(93,500)	(105,000)
Proceeds from issuance of shares	15	450,140	538,987	405,244

Net cash provided by financing activities		2,821,665	2,618,947	2,385,218

Net (decrease) increase in cash and deposits with banks		(168,913)	277,405	255,508
Cash and deposits with banks at beginning of year		1,800,682	1,523,277	1,267,769

Cash and deposits with banks at end of year		1,631,769	1,800,682	1,523,277

Consisting of -
Cash and deposits with banks		1,631,769	1,800,682	1,523,277

Supplemental disclosure -
Interest paid during the year		239,221	159,749	143,237

Noncash financing activities -
Changes in derivative instruments assets		69,184	178,275	88,244
Changes in derivative instruments liabilities		(33,802)	(39,018)	87,751

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

1.  SIGNIFICANT ACCOUNTING POLICIES

a.  Description of Business — Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its by-laws. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Series “C” stockholder countries are: Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago. In addition, there are 14 banks which are Series “B” stockholders. CAF is headquartered in Caracas, Venezuela.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping stockholder countries diversify their economies, and become more competitive and responsive to social needs.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium- and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds of other countries and organizations, generally non-reimbursable, destined to finance programs agreed upon with donor organizations which are in line with CAF policies and strategies.

CAF raises funds to finance operations both within and outside its stockholder countries.

b.  Financial Statement Presentation — The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the functional currency is the U.S. dollar.

Certain amounts in the 2011 financial statements have been reclassified to conform to the current year´s presentation.

CAF has no accumulated other comprehensive income.

c.  Use of estimates — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, as well as the amounts reported as revenues and expenses during the corresponding reporting period. The most important estimates related with the preparation of CAF’s financial statements refer to revenue recognition, valuation and classification at fair values of financial instruments, and estimating the allowance for loan losses, among others. Management believes these estimates are adequate. Actual results could differ from those estimates.

d.  Transactions in other currencies — Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing in international markets on the dates of the transactions. Currency balances other than U.S. dollars are translated at year-end exchange rates. Any foreign exchange gains or losses, including related hedge effects, are included in the statement of income.

e.  Cash and Cash Equivalents — Cash and cash equivalents are defined as cash, due from banks and short-term deposits with an original maturity of three months or less.

f.  Marketable Securities — CAF classifies its investments, according to management intention, as trading marketable securities. Trading securities are mainly bought and held with the purpose of selling them in the short term. Trading securities are recorded at fair value. Gains and losses, from sales of trading securities and changes in the fair value of trading securities are included in interest income of investments and deposits with banks in the statements of income.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

g.  Loans — CAF grants short-, medium- and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities, both to public and private entities, for development and integration programs and projects in stockholder countries.

For credit risk purposes, CAF classifies its portfolio into sovereign and non-sovereign.

Sovereign loans — include loans granted to national, regional or local governments or decentralized institutions and other loans fully guaranteed by national governments.

Non-sovereign loans — include loans granted to corporate and financial sectors, among others, which are not guaranteed by national governments.

Loans are reported at their outstanding principal balances less: (i) write-offs, (ii) the allowance for loan losses, and (iii) loan commission fees received upon origination net of certain direct origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of income.

The accrual for interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the loan is well-secured and in process of collection.

Interest accrued but not collected for loans that are placed on nonaccrual is reversed against interest income. The interest on these loans is accounted for on a cash-basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Non-accrual loans are considered impaired loans. Factors considered by management in determining impairment include payments status and the probability of collecting scheduled principal and interest payments when due.

Loan losses, partial or total, are written off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries on written off loans, if any, will be credited to the allowance.

CAF maintains risk exposure policies to avoid concentrating its loan portfolio in one country or specific economic group, which might be affected by market situations or other circumstances. For this reason, CAF uses certain measurement parameters, such as: CAF’s stockholders’ equity, total loan portfolio, economic groups from public and private sectors, among others. CAF reviews, on semi- annual basis, the credit risk rating of its loans and classifies the risk into the following categories:

Satisfactory — credits with sufficient cash flow capacity and favorable financial indicators.

Special mention — credits which are less vulnerable in the short term but which now reflect inferior financial indicators or uncertainties in the face of adverse economic conditions or instability with the guaranties.

Doubtful — credits whose recovery is doubtful.

h.  Allowance for Loan Losses — Allowance for loan losses is maintained at a level CAF believes to be adequate to absorb probable losses inherent to the loan portfolio as of the date of the financial statements. Allowance for sovereign loan losses is established by CAF based on the individual long-term foreign currency debt rating of the borrower countries considering the weighted average rating of three recognized international risk rating agencies as of the date of the financial statements preparation. These country risk

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

ratings consider a default probability. Given CAF’s status as a preferred creditor and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s by-laws and other similar agreements, a factor that reflects a lower default probability — usually equivalent to three levels up in this average rating -. For non- sovereign loans, the allowance is based on the individual local currency debt rating of the borrower countries considering the weighted average rating of the mentioned agencies.

A specific allowance is established by CAF for individually impaired loans. A loan is considered impaired when, based on currently available information and events, there is a probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate.

The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, stand-by letters of credit and guarantees, is reported as other liabilities.

i.  Equity Investments — CAF participates with equity investments in companies and investment funds in strategic sectors, with the objective of promoting the development of such companies and their participation in the securities markets and to serve as a catalytic agent in attracting resources to stockholder countries.

Equity investments are accounted for using the equity method or at cost. If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% – 50% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted according to CAF’s proportionate share of earnings or losses, dividends received and certain transactions of the investee company.

A decline in the value of any equity investment accounted at cost that is not deemed to be temporary, results in a reduction in the carrying amount to fair value. These investments are evaluated, any impairment is charged to income and a new cost basis for the investment is established.

The equity investments do not have readily determinable fair values.

j.  Property and Equipment — net — Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged directly to the statements of income for the year as incurred, while improvements and renewals are capitalized. Depreciation, is calculated using the straight-line method, and charged to the statements of income over the estimated useful life of assets.

The assets in conformity with their estimated useful life are as follows:

Buildings	30 years
Buildings improvements	15 years
Leasing building improvements	Term of leasing contract
Furniture and equipment	2 to 10 years
Vehicles	5 years

k.  Other Assets — Other assets include deferred charges and intangible assets.

Deferred costs capital investment — include projects which are in progress. Once they are completed and in place, the total amount invested is capitalized. The depreciation or amortization starts applying the current policy applicable for each asset category.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Deferred costs finance — include up-front costs and fees related to bonds and borrowings denominated in US$ that are deferred and amortized during their life time.

Intangible assets — which are reported at cost less accumulated amortization, are also included. The amortization is calculated with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

l.  Deposits and Commercial Papers — Deposits and commercial papers are recorded at amortized cost.

m.  Borrowings — The borrowings account includes those obligations with local or foreign financial institutions and commercial banks, which are commonly recorded at amortized cost, except for some borrowings that are hedged using interest rate swaps as an economic hedge.

n.  Bonds — Medium and long-term debt issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are registered as follows:

•

Bonds denominated in other currencies other than the US$ are recognized at fair value, as provided by ASC 825-10-25 “Fair Value Option”. Gains or losses resulting from changes in the fair value of these bonds, as well as the related up-front costs and fees are recognized in the statement of income, when they occur. CAF enters into cross-currency and interest rate swaps as an economic hedge for interest rate and foreign exchange risks related with these bonds.

•

Bonds denominated in US$ are hedged for interest rate risk using interest rate swaps, and are designated as part of fair value hedge accounting relationships assuming no hedge ineffectiveness (the “short cut method”), as established in ASC 815-20-25-102. The related up-front costs and fees are deferred and amortized during their life time.

Partial repurchases of bond issuances result in the derecognition of the corresponding liabilities. The difference between the repurchase price and the debt’s settlement net cost is recognized as income/loss for the year.

o.  Employees’ Severance Indemnities — Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the Labor Law of the member countries, when applicable. The accrual for employee severance indemnities is presented as part of “labor benefits” account under “other liabilities” caption.

Under CAF’s employee policies, employees earn a severance indemnity equal to five days of salary per month, up to a total of 60 days per year of service. From the second year of service, employees earn an additional two-day salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary per year. Severance benefits are recorded in the accounting records of CAF and interest on the amounts owed to employees are paid.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service up to a maximum of 150 days.

p.  Pension Plan — In March 2005, CAF established a pension plan (the Plan), which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The plan´s benefit are calculated based on years of service and the average salary of the three consecutive years in wich the employee received the highest salary. CAF periodically reviews these contributions considering actuarial assumptions.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

q.  Derivative Instruments and Hedging Activities — All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, for which hedge accounting should apply, CAF designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”). CAF formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking the derivatives that are designated as fair-value to specific assets and liabilities on the balance sheet, or to specific firm commitments or forecasted transactions. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values.

Changes in the fair value of a highly effective derivate designated and qualified as a fair-value hedge, along with the loss or gain on the hedged asset or liability, or unrecognized firm commitment of the hedged item attributable to the hedged risk, are recorded as income.

CAF discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value of the hedged item; the derivative expires or is sold, terminated, or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, CAF continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, CAF continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. In all situations in which hedge accounting is discontinued, CAF continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

r.  Guarantees — CAF provides guarantees for loans originated by third parties to support projects located within a stockholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers partial credit guarantees with the intention to share the risk with private lenders or holders of securities. CAF’s responsibility is limited to paying up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the life of the transaction.

s.  Allowance for guarantees losses — Allowance for guarantees is maintained at a level CAF believes adequate to absorb probable losses inherent to the guarantees portfolio as of the date of the financial statements. Allowance for sovereign guarantees is established by CAF based on the individual long-term foreign currency debt rating of the guarantor countries considering the weighted average rating of three recognized international risk rating agencies as of the date of the financial statements preparation. These country risk ratings consider a default probability. Given CAF’s status as a preferred creditor and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s by-laws and other similar agreements, a factor that reflects a lower default probability – usually equivalent to three levels up in this average rating -. For non- sovereign guarantees, the allowance is based on the individual local currency debt rating of the guarantor countries considering the weighted average rating of the mentioned agencies.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

t.  Recent Accounting Pronouncements Applicable —

ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment

On July 27, 2012, the FASB issued ASU 2012-02, which revises the qualitative analysis, may be applied to an annual or interim impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories performed as of a date before July 27, 2012, if an entity’s financial statements have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. Effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. This statement has not affected CAF´s financial results.

ASU 2012-04, Technical Corrections and Improvements

On October, 2012, the FASB issued ASU 2012-04, which includes amendments that identify when the use of fair value should be linked to the definition of fair value in Topic 820, Fair Value Measurement. At the time of issuance of FASB Statement No. 157, Fair Value Measurements, only Accounting Principles Board Opinions, FASB Statements, and certain FASB Technical Bulletins were amended. Certain areas of the authoritative guidance were not updated, such as guidance issued by the Emerging Issues Task Force, or Statements of Position issued by the American Institute of Certified Public Accountants (AICPA). This Update contains conforming amendments to the Codification to reflect the measurement and disclosure requirements of Topic 820. These amendments are referred to as Conforming Amendments. Additionally, this Update deletes the second glossary definition of fair value that originated from AICPA Statement of Position 92-6, Accounting and Reporting by Health and Welfare Benefit Plans. The first definition (originating from FASB Statement No. 123 [revised 2004]), Share-Based Payment, and the third definition (originating from Statement 157) remain.

The amendments in this Update that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2013. CAF will be considered this statement for future periods.

2.  CASH AND DEPOSITS WITH BANKS

Deposits with banks mature in three months or less and include the following:

	December 31,
	2012	2011	2010
Cash and due from banks	141,720	256,797	119,834

Deposits with banks:
U.S. dollars	1,374,559	1,533,316	1,403,230
Other currencies	115,490	10,569	213

	1,490,049	1,543,885	1,403,443

	1,631,769	1,800,682	1,523,277

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

3.  OTHER INVESTMENTS

Deposits due in 90 days or more (original maturity) as follows:

	December 31,
	2012	2011	2010
U.S. dollars	99,427	93,351	105,345
Other currencies	1,483	1,860	41,507

	100,910	95,211	146,852

4.  MARKETABLE SECURITIES

Trading Securities

A summary of trading securities follows:

	December 31,
	2012		2011		2010
	Amount	Average maturity (years)	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	944,773	2.47	7,117	1.51	45,011	1.77
Non-U.S. governments and government entities bonds	178,846	2.49	995,483	0.74	258,673	2.23
Financial institutions and corporate securities:
Commercial papers	1,899,734	—	1,442,343	—	882,529	—
Certificates of deposit	344,044	—	428,609	—	340,711	—
Bonds	1,723,496	—	620,495	—	666,388	—
Others	362,244	—	266,278	—	263,433	—

	4,329,518	1.21	2,757,725	0.49	2,153,061	0.46

	5,453,137	1.47	3,760,325	0.56	2,456,745	0.68

Trading securities include net unrealized gains of US$ 11,320 and US$ 1,883 at December 31, 2012 and 2011, respectively, and net unrealized losses of US$ 4,209 at December 31, 2010.

Net realized gains from trading securities of US$ 6,968, of US$ 4,084 and of US$ 11,781 at December 31, 2012, 2011 and 2010, respectively, are included in the statement of income in the line Investment and deposits with banks.

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has very conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits in credit ratings, limits in duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. As of December 31, 2012, 2011 and 2010, CAF does not have any significant concentrations of credit risk. In other currencies, total marketable

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

securities include the equivalent of US$ 165,652, US$ 158,893 and US$ 97,485, at December 31, 2012, 2011 and 2010, respectively.

5.  LOANS

Loans include short-, medium- and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

	December 31,
	2012	2011	2010
Stockholder country:
Argentina	2,114,725	1,913,325	1,395,137
Bolivia	1,598,808	1,417,564	1,301,123
Brazil	1,252,829	989,489	1,115,992
Colombia	1,832,312	1,816,515	1,965,880
Costa Rica	126,698	149,346	152,388
Dominican Republic	176,047	158,276	119,722
Ecuador	2,648,222	2,508,673	2,436,631
Jamaica	6,590	5,607	—
Mexico	18,026	18,776	19,466
Panama	586,944	321,489	139,604
Paraguay	134,501	100,448	66,049
Peru	2,660,320	2,573,155	2,181,681
Spain	50,000	—	—
Uruguay	331,820	351,725	656,678
Venezuela	2,816,083	2,652,070	2,227,613

Loans	16,353,925	14,976,458	13,777,964
Fair value adjustments	1,485	4,286	5,079

Carrying value of loans	16,355,410	14,980,744	13,783,043

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of loans for which the fair value option is elected.

At December 31, 2012, 2011 and 2010, loans in other currencies were granted for an equivalent of US$ 57,317, US$ 41,793 and US$ 34,506, respectively, principally in Bolivian bolivianos, Peruvian nuevos soles, Paraguaian guarani and Colombian pesos. At December 31, 2012, 2011 and 2010, loans include fixed interest rate loans of US$ 88,552, of US$ 89,469 and US$ 38,286, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Loans classified by public sector and private sector borrowers, are as follows:

	December 31,
	2012	2011	2010
Public Sector	13,823,556	12,613,728	11,050,387
Private Sector	2,530,369	2,362,730	2,727,577

	16,353,925	14,976,458	13,777,964

The average yield of the loan portfolio average yield is shown below:

	December 31,
	2012		2011		2010
	Amount	Average yield (%)	Amount	Average yield (%)	Amount	Average yield (%)
Loans	16,353,925	2.69	14,976,458	2.70	13,777,964	2.44

Loans by industry segments are as follows:

	December 31,
	2012	%	2011	%	2010	%
Agriculture, hunting and forestry	62,651	—	34,053	—	40,454	—
Mining and Quarrying	—	—	50,000	1	66,000	1
Manufacturing industry	205,789	1	280,763	2	199,896	1
Electricity, gas and water supply	5,530,511	34	5,013,277	34	4,089,458	30
Transport, warehousing and communications	5,825,822	36	5,316,619	34	4,362,460	32
Commercial banks	1,144,172	7	1,076,707	7	1,698,488	12
Development banks	496,262	3	250,351	2	253,993	2
Social and other infrastructure programs	3,033,455	19	2,954,688	20	3,067,215	22
Others	55,263	—	—	—	—	—

	16,353,925	100	14,976,458	100	13,777,964	100

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Loans mature as follows:

	December 31,
	2012	2011	2010
Remaining maturities:
Less than one year	2,683,514	2,211,155	2,328,806
Between one and two years	1,481,612	1,640,247	1,635,890
Between two and three years	1,598,393	1,349,666	1,377,283
Between three and four years	1,530,782	1,333,411	1,240,399
Between four and five years	1,274,371	1,201,470	1,102,446
Over five years	7,785,253	7,240,509	6,093,140

	16,353,925	14,976,458	13,777,964

Loan portfolio is classified depending on the credit risk type, as follows:

	December 31,
	2012	2011	2010
Sovereign guaranteed	13,228,048	12,065,730	10,512,483
Non-sovereign guaranteed	3,125,877	2,910,728	3,265,481

	16,353,925	14,976,458	13,777,964

CAF maintains an internal risk rating system to evaluate the quality of the portfolio which identifies, through standardized rating and review parameters, those risks related to credit transactions. The credit quality of the loan portfolio as of December 31, 2012, 2011 and 2010, as represented by the internal credit risk classification, is as follows:

	December 31,
	2012	2011	2010
Risk classification:
Satisfactory	16,334,424	14,932,028	13,757,964
Special Mention	11,650	36,276	20,000
Doubtful	7,851	8,154	—

	16,353,925	14,976,458	13,777,964

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Loan portfolio quality

The loan portfolio quality indicators are presented below:

	December 31,
	2012	2011	2010
Overdue loans	0	0	0
Non-accrual loans	7,851	8,154	0
Impaired Loans	7,851	8,154	0
Loans written-off	0	0	0
Overdue loan principal as a percentage of loan portfolio	0%	0%	0%
Nonaccrual loans as a percentage of loan portfolio	0.05%	0.05%	0%
Allowance for losses as a percentage of loan portfolio	0.77%	0.87%	1.03%

At December 31, 2012 and 2011, all loans were performing except for loans to a private client for US$ 7,851 and US$ 8,154, respectively, which were classified as impaired and were in non-accrual status. During 2010, there were no loans in non-accrual status.

Purchase of loan portfolio

During 2012 and 2010, CAF did not purchase any loans. During 2011, CAF purchased loans for the amount of US$ 75,000.

Sale of loan portfolio

During 2012, CAF sold loans to commercial banks for US$ 76,900, without recourse.

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At December 31, 2012, 2011 and 2010, CAF maintained loans of this nature amounting to US$ 1,820,980, US$ 1,904,386 and US$ 1,392,931, respectively; whereby other financial institutions provided funds for US$ 1,325,996, US$ 1,396,404 and US$ 1,002,034, respectively.

Troubled debt restructurings

During 2012, 2011 and 2010, there were no troubled debt restructurings.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Allowance for Loan Losses

Changes in the allowance for loan losses are presented below:

	December 31,
	2012			2011			2010
	Sector			Sector			Sector
	Sovereign	Non-sovereign	Total	Sovereign	Non-sovereign	Total	Sovereign	Non-sovereign	Total
Balances at beginning of year	99,414	31,222	130,636	104,209	37,155	141,364	91,316	52,595	143,911
Credit to results of operations	(3,542)	(1,323)	(4,865)	(4,795)	(6,976)	(11,771)	12,893	(15,883)	(2,990)
Recoveries	—	28	28	—	1,043	1,043	—	443	443

Balances at end of year	95,872	29,927	125,799	99,414	31,222	130,636	104,209	37,155	141,364

6.  EQUITY INVESTMENTS

Equity investments, which have no market value, are as follows:

	December 31,
	2012	2011	2010
Direct investments in companies accounted under equity method	8,226	7,318	30,466
Investment funds accounted under equity method	15,274	12,323	23,034
Direct investments in companies at cost	30,411	27,442	9,674
Investment funds at cost	92,900	64,806	31,547

	146,811	111,889	94,721

Investments by country are summarized as follow:

	December 31,
	2012	2011	2010
Investment Funds:
Bolivia	802	—	—
Brazil	5,241	2,522	—
Colombia	12,746	5,577	2,657
Mexico	10,629	5,473	5,364
Peru	13,156	3,259	2,236
Regional	65,600	60,298	44,324

	108,174	77,129	54,581

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

	December 31,
	2012	2011	2010
Direct Investments in companies:
Argentina	2,000	—	—
Bolivia	8,111	7,318	6,385
Colombia	3,969	3,000	—
Ecuador	490	490	490
Peru	4,182	4,182	4,182
Regional	19,885	19,770	29,084

	38,637	34,760	40,141

At December 31, 2012, 2011 and 2010, CAF did not recognized any impairment.

7.  PROPERTY AND EQUIPMENT — NET

A summary of property and equipment follows:

	December 31,
	2012	2011	2010
Land	18,704	17,820	16,650
Buildings	23,662	23,662	20,412
Buildings improvements	21,420	19,024	17,058
Furniture and equipment	20,451	13,789	13,641
Vehicles	854	785	752

	85,091	75,080	68,513
Less accumulated depreciation	45,865	38,240	38,612

	39,226	36,840	29,901

The depreciation expenses of US$ 3,924, of US$ 2,957 and US$ 2,224 for property and equipment at December 31, 2012, 2011 and 2010, respectively, are included in the statement of income.

8.  OTHER ASSETS

A summary of other assets follows:

	December 31,
	2012	2011	2010
Intangible assests, net	11,244	10,253	7,858
Deferred charges, net	68,354	22,482	26,820
Other assets	10,715	25,013	4,603

	90,313	57,748	39,281

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

9.  DEPOSITS

A summary of deposits follows:

	December 31,
	2012	2011	2010
Demand deposits	68,555	105,855	430,367
Time deposits:
Less than one year	3,053,288	3,566,208	2,309,130

	3,121,843	3,672,063	2,739,497

At December 31, 2012, 2011 and 2010, the interest rates on deposits ranged from 0.04% to 1.809%, from 0.10% to 1.86% and from 0.01% to 1.35% respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits in other currencies include US$ 283,004, US$ 169,168 and US$ 136,180, at December 31, 2012, 2011 and 2010, respectively.

10.  COMMERCIAL PAPERS

CAF’s commercial paper of US$ 3,174,927 at December 31, 2012 mature in 2013 (US$ 1,977,050 at December 31, 2011-matured in 2012, and US$ 1,524,285 at December 31, 2010-matured in 2011). At December 31, 2012, 2011 and 2010, the interest rates on commercial paper ranged from 0.08% to 1.07%, from 0.16% to 1.02% and from 0.26% to 1.16%, respectively.

11.  BORROWINGS

A summary of borrowings follows:

	December 31,
	2012	2011	2010
U.S. dollars	1,344,860	1,107,857	977,147
Peruvian nuevos soles	6,857	10,351	10,575
Venezuelan bolivars	16,279	—	—
Other currencies	4,877	3,391	3,057

	1,372,873	1,121,599	990,779
Fair value adjustments	18,220	16,851	7,310

Carrying value of borrowings	1,391,093	1,138,450	998,089

At December 31, 2012, 2011 and 2010, there are fixed interest-bearing borrowings in the amount of US$ 169,892, US$ 155,655 and US$ 155,113, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Borrowings, by remaining maturities, are summarized below:

	December 31,
	2012	2011	2010
Remaining maturities:
Less than one year	103,038	131,527	143,618
Between one and two years	468,797	101,886	130,822
Between two and three years	234,823	362,241	148,869
Between three and four years	191,591	195,588	233,505
Between four and five years	66,965	63,921	107,590
Over five years	307,659	266,436	226,375

	1,372,873	1,121,599	990,779

Some borrowing agreements contain covenants requiring the use of the proceeds for specific purposes or projects.

At December 31, 2012, 2011 and 2010 there were unused term credit facilities amounting to US$ 722,685, US$ 804,882 and US$ 172,000, respectively.

12.  BONDS

An analysis of bonds follows:

	December 31,
	2012			2011			2010
	Outstanding principal			Outstanding principal			Outstanding principal
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)
U.S. dollars	5,208,530	5,208,530	2.54	4,545,954	4,545,954	2.56	4,300,007	4,300,007	2.42
Euros	1,190,396	1,177,262	2.55	1,013,806	973,722	2.46	1,043,647	1,046,260	1.86
Japanese yen	622,024	581,583	2.30	591,917	640,394	2.12	417,384	483,554	2.40
Colombian pesos	205,352	273,709	3.34	205,352	249,128	3.35	205,352	243,221	3.38
Venezuelan bolivars	—	—	—	109,302	54,651	(1.44)	209,302	104,651	(0.63)
Swiss francs	1,421,295	1,491,640	2.44	730,380	752,160	2.40	455,616	478,062	2.30
Mexican pesos	98,108	101,908	2.90	166,915	148,184	2.21	68,807	60,618	1.14
Peruvian nuevos soles	107,141	129,950	1.40	119,546	137,872	1.17	125,748	139,882	1.21
Chinesse renminbi	96,618	96,288	1.55	—	—	—	—	—	—
Hong Kong dollars	102,803	102,953	2.62	—	—	—	—	—	—

	9,052,267	9,163,823		7,483,172	7,502,065		6,825,863	6,856,255

Fair value adjustments		579,029			570,263			356,557

Carrying value of bonds		9,742,852			8,072,328			7,212,812

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

A summary of the bonds issued, by remaining maturities, follows:

	December 31,
	2012	2011	2010
Remaining maturities:
Less than one year	763,729	738,314	767,225
Between one and two years	944,354	748,641	738,123
Between two and three years	1,066,805	548,299	748,476
Between three and four years	1,148,506	957,546	498,119
Between four and five years	888,469	1,138,400	698,107
Over five years	4,240,404	3,351,972	3,375,813

	9,052,267	7,483,172	6,825,863

At December 31, 2012, 2011 and 2010, fixed interest rate bonds amounted to US$ 8,703,859, US$ 7,032,177 and US$ 5,906,811, respectively, of which US$ 3,719,349, US$ 2,627,507 and US$ 1,742,141, respectively, are denominated in Japanese yen, Euros, Swiss francs, Colombian pesos, Mexican pesos, Hong Kong dollars, Chinesse renminbi, and Peruvian nuevos soles.

There were no bonds repurchased during the years ended December 31, 2012, 2011 and 2010.

13.  ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	December 31,
	2012	2011	2010
Employees’ severance indemnities, benefits and savings plan	55,553	56,614	54,317
Other liabilities	9,078	7,337	11,800
Allowance Contingencies	2,639	2,825	—

	67,270	66,776	66,117

14.  PENSION PLAN

At December 31, 2012 the Plan has 343 participants and not retired employees. The measurement date used to determine pension plan benefits is December 31.

The Plan’s benefit obligation (PBO) and assets as of December 31, 2012, 2011 and 2010 follows:

	December 31,
	2012	2011	2010
Plan’s benefit obligation (PBO)	6,953	4,871	3,388
Plan Assets	6,359	4,493	3,121

Unrecognized actuarial losses, net	594	378	267

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

As of December 31, 2012, 2011 and 2010, the PBO’s net assets are as follows:

	December 31,
	2012	2011	2010
Net assets:
Deposits with banks	6,359	4,493	3,121

The table below summarizes the evolution of the periodic cost of projected benefits related to the PBO for the years ended December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Service cost	911	719	574
Interest cost	213	148	35
Expected return on plan assets	(80)	(138)	(35)

	1,044	729	574

A summary of the net projected cost for the year 2013 follows:

Service cost:
Contributions to the plan	967
Guaranteed benefit	116

1,083
Interest cost	297
Expected return on plan assets	(110)

1,270

Weighted-average assumptions used to determine net benefit cost since the origination of the Plan to December 31, 2012 follows:

Discount rate	4%
Expected long-term rate return on Plan assets	1.5%
Salary increase rate	3%

15.  STOCKHOLDERS’ EQUITY

Authorized Capital

The authorized capital of CAF at December 31, 2012, 2011 and 2010, amounts to US$ 10,000,000, distributed among Series “A”, “B” and “C” shares.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of CAF, when internal resources are inadequate.

Shares

CAF’s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Each of these shares grants the right of representation on CAF’s Board of Directors to one principal director and one alternate director. Series “A” shares have a par value of US$ 1,200.

Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Each of these shares grants the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the following countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. Also, the commercial banks that currently hold shares of CAF are entitled altogether to one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$ 5.

Series “C” shares: Subscribed by legal entities or individuals belonging to countries other than Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. These shares confer the right of representation on CAF´s Board of Directors to two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$ 5.

A summary of the changes in subscribed and paid-in capital for the years ended December 31, 2012, 2011 and 2010, follows:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
At December 31, 2009	5	382,826	113,103	6,000	1,914,130	565,515	2,485,645
Capitalization of additional paid-in capital	—	30,403	5,089	—	152,015	25,445	177,460
Exchanged shares	—	50,695	(50,695)	—	253,475	(253,475)	—
Issued for cash	3	12,858	16,589	3,600	64,290	82,945	150,835

At December 31, 2010	8	476,782	84,086	9,600	2,383,910	420,430	2,813,940
Capitalization of additional paid-in capital	—	40,237	3,039	—	201,185	15,195	216,380
Exchanged shares	—	63,106	(63,106)	—	315,530	(315,530)	—
Issued for cash	2	19,891	19,438	2,400	99,455	97,190	199,045

At December 31, 2011	10	600,016	43,457	12,000	3,000,080	217,285	3,229,365
Capitalization of additional paid-in capital	—	46,325	3,339	—	231,625	16,695	248,320
Issued for cash	—	16,827	14,979	—	84,135	74,895	159,030

At December 31, 2012	10	663,168	61,775	12,000	3,315,840	308,875	3,636,715

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

During 2011, Argentina and Paraguay became Series “A” stockholders. During 2010, Brazil, Panama and Uruguay became Series “A” stockholders.

Subscribed and paid-in capital is presented as follows at December 31, 2012:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Argentina	1	63,523	—	1,200	317,615	—	318,815
Bolivia	1	38,987	—	1,200	194,935	—	196,135
Brazil	1	58,372	—	1,200	291,860	—	293,060
Colombia	1	138,188	—	1,200	690,940	—	692,140
Ecuador	1	39,291	—	1,200	196,455	—	197,655
Panama	1	14,975	—	1,200	74,875	—	76,075
Paraguay	1	12,447	—	1,200	62,235	—	63,435
Peru	1	140,030	—	1,200	700,150	—	701,350
Uruguay	1	18,329	—	1,200	91,645	—	92,845
Venezuela	1	138,621	—	1,200	693,105	—	694,305
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	5,838	—	—	29,190	29,190
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,109	—	—	5,545	5,545
Spain	—	—	25,923	—	—	129,615	129,615
Trinidad & Tobago	—	—	8,134	—	—	40,670	40,670
Commercial banks	—	405	—	—	2,025	—	2,025

	10	663,168	61,775	12,000	3,315,840	308,875	3,636,715

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

At December 31, 2012, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Argentina	11,620	58,100	—	—	25,200	126,000	—	—
Bolivia	12,426	62,130	—	—	14,400	72,000	—	—
Brazil	29,486	147,430	—	—	25,200	126,000	—	—
Colombia	37,928	189,640	—	—	50,400	252,000	—	—
Ecuador	12,426	62,130	—	—	14,400	72,000	—	—
Panama	11,871	59,355	—	—	7,200	36,000	—	—
Paraguay	7,479	37,395	—	—	7,200	36,000	—	—
Peru	20,424	102,120	—	—	50,400	252,000	—	—
Uruguay	9,750	48,750	—	—	7,200	36,000	—	—
Venezuela	37,928	189,640	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	346	1,730	—	—	15,688	78,439
Spain	—	—	13,816	69,080	—	—	40,000	200,000
Trinidad & Tobago	—	—	15,323	76,615	—	—	—	—
Commercial banks	18	90	—	—	—	—	—	—

	191,356	956,780	29,485	147,425	252,000	1,260,000	58,088	290,439

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Subscribed and paid-in capital is presented as follows at December 31, 2011:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Argentina	1	57,989	—	1,200	289,945	—	291,145
Bolivia	1	35,533	—	1,200	177,665	—	178,865
Brazil	1	52,988	—	1,200	264,940	—	266,140
Colombia	1	126,340	—	1,200	631,700	—	632,900
Ecuador	1	35,815	—	1,200	179,075	—	180,275
Panama	1	11,593	—	1,200	57,965	—	59,165
Paraguay	1	9,246	—	1,200	46,230	—	47,430
Peru	1	126,743	—	1,200	633,715	—	634,915
Uruguay	1	16,676	—	1,200	83,380	—	84,580
Venezuela	1	126,742	—	1,200	633,710	—	634,910
Chile	—	—	5,146	—	—	25,730	25,730
Costa Rica	—	—	3,056	—	—	15,280	15,280
Dominican Republic	—	—	5,421	—	—	27,105	27,105
Jamaica	—	—	169	—	—	845	845
Mexico	—	—	4,379	—	—	21,895	21,895
Portugal	—	—	709	—	—	3,545	3,545
Spain	—	—	24,072	—	—	120,360	120,360
Trinidad & Tobago	—	—	505	—	—	2,525	2,525
Commercial banks	—	351	—	—	1,755	—	1,755

	10	600,016	43,457	12,000	3,000,080	217,285	3,229,365

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

At December 31, 2011, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Argentina	12,676	63,380	—	—	25,200	126,000	—	—
Bolivia	6,690	33,450	—	—	14,400	72,000	—	—
Brazil	14,680	73,400	—	—	25,200	126,000	—	—
Colombia	9,154	45,770	—	—	50,400	252,000	—	—
Ecuador	6,690	33,450	—	—	14,400	72,000	—	—
Panama	7,903	39,515	—	—	7,200	36,000	—	—
Paraguay	9,951	49,755	—	—	7,200	36,000	—	—
Peru	23,944	119,720	—	—	50,400	252,000	—	—
Uruguay	3,662	18,310	—	—	7,200	36,000	—	—
Venezuela	23,944	119,720	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	718	3,590	—	—	16,164	80,820
Spain	—	—	13,816	69,080	—	—	40,000	200,000
Trinidad & Tobago	—	—	142	710	—	—	—	—
Commercial banks	10	50	—	—	—	—	—	—

	119,304	596,520	14,676	73,380	252,000	1,260,000	58,564	292,820

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Subscribed and paid-in capital is presented as follows at December 31, 2010:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Bolivia	1	32,652	—	1,200	163,260	—	164,460
Brazil	1	39,888	—	1,200	199,440	—	200,640
Colombia	1	116,123	—	1,200	580,615	—	581,815
Ecuador	1	32,914	—	1,200	164,570	—	165,770
Panama	1	8,912	—	1,200	44,560	—	45,760
Peru	1	116,367	—	1,200	66,160	—	67,360
Uruguay	1	13,232	—	1,200	581,835	—	583,035
Venezuela	1	116,365	—	1,200	581,825	—	583,025
Argentina	—	—	44,542	—	—	222,710	222,710
Costa Rica	—	—	2,838	—	—	14,190	14,190
Chile	—	—	4,779	—	—	23,895	23,895
Dominican Republic	—	—	5,034	—	—	25,170	25,170
Jamaica	—	—	157	—	—	785	785
Mexico	—	—	4,067	—	—	20,335	20,335
Paraguay	—	—	4,124	—	—	20,620	20,620
Spain	—	—	18,076	—	—	90,380	90,380
Trinidad & Tobago	—	—	469	—	—	2,345	2,345
Commercial banks	—	329	—	—	1,645	—	1,645

	8	476,782	84,086	9,600	2,383,910	420,430	2,813,940

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

At December 31, 2010, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Bolivia	7,042	35,210	—	—	14,400	72,000	—	—
Brazil	11,314	56,570	—	—	25,200	126,000	—	—
Colombia	10,421	52,105	—	—	50,400	252,000	—	—
Ecuador	7,042	35,210	—	—	14,400	72,000	—	—
Panama	9,880	49,400	—	—	7,200	36,000	—	—
Peru	25,352	126,760	—	—	50,400	252,000	—	—
Uruguay	6,070	30,350	—	—	7,200	36,000	—	—
Venezuela	25,352	126,760	—	—	50,400	252,000	—	—
Argentina	—	—	9,318	46,590	—	—	25,200	126,000
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Paraguay	—	—	10,883	54,415	—	—	—	—
Spain	—	—	18,422	92,110	—	—	40,000	200,000
Trinidad & Tobago	—	—	142	710	—	—	—	—
Commercial banks	4	20	—	—	—	—	—	—

	102,477	512,385	38,765	193,825	219,600	1,098,000	67,600	338,000

General Reserve

CAF maintains a general reserve approved by the stockholders’ Assembly, which is considered an equity reserve. Stockholders decided to increase the reserve by US$ 40,779, US$ 55,989 and US$ 106,238 during the years ended December 31, 2012, 2011 and 2010, by appropriations from net income for the years ended December 31, 2011, 2010 and 2009, respectively.

Reserve Pursuant to Article N° 42 of the By-laws

CAF’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders’ Assembly in March 2012, 2011 and 2010, it was authorized to increase the reserve by US$ 15,300, US$ 16,650 and US$ 23,471, from net income for the years ended December 31, 2011, 2010 and 2009, respectively.

Capitalization of additional paid-in capital

At the stockholders’ Assembly in March 2012, 2011 and 2010, it was authorized to capitalize, through dividends in shares from additional paid-in capital, the amount of US$ 248,320, US$ 216,380 and US$ 177,460, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

16.  DISTRIBUTIONS TO STOCKHOLDERS’ SPECIAL FUNDS

Stockholders may distribute a portion of retained earnings to special funds, created to promote technical and financial cooperation, sustainable human development, and management of poverty relief funds in stockholder countries.

In March 2012, 2011 and 2010, stockholders agreed to distribute US$ 96,500, US$ 93,500 and US$ 105,000, from retained earnings at December 31, 2011, 2010 and 2009, respectively, to the stockholders’ special funds.

17.  TAX EXEMPTIONS

CAF is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

18.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposure to changes in interest rate and foreign exchange rates, CAF exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative contract is negative, CAF owes the counterparty and, therefore, it does not possess credit risk. CAF minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by CAF consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

CAF monitors the credit risk associated with derivative transactions. Credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty, among other factors. To further reduce the credit risk in derivatives, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap transactions are regularly mark-to-market, and the party being the net obligor is requested to post collateral when net mark to-market exposure exceeds certain predetermined thresholds, which decrease as the counterparty’s credit rating deteriorates. This collateral is in the form of cash or highly rated and liquid government securities. CAF offsets the fair value amount recognized for derivative instruments and the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty, in accordance with ASC 815-10-45-5.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

The amount recognized for the right to receive collateral or the obligation to post collateral that have been offset at year-end 2012 and 2011, was US$ 214,624 and US$ 202,585 received, and at year-end 2010 were US$ 17,530 and US$ 29,401, respectively.

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2012, 2011 and 2010:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2012 —
Loans	—	42,820	—	6,506
Loans	23,900	—	617	—
Borrowings	323,333	—	18,220	—
Bonds	5,049,510	—	357,504	4,705
Bonds	—	3,855,689	396,107	48,856

	5,396,743	3,898,509	772,448	60,067

At December 31, 2011 —
Loans	—	29,525	—	6,035
Loans	31,000	—	—	821
Borrowings	340,000	—	16,851	—
Bonds	4,416,318	—	411,582	—
Bonds	—	2,941,867	274,831	87,013

	4,787,318	2,971,392	703,264	93,869

At December 31, 2010 —
Loans	—	22,499	—	7,532
Loans	40,100	—	907	—
Borrowings	340,000	—	5,970	(1,340)
Bonds	4,176,318	—	260,030	—
Bonds	—	2,525,857	258,082	126,695

	4,556,418	2,548,356	524,989	132,887

For the years ended December 31, 2012, 2011 and 2010, all of CAFs’ derivatives which had been designated as hedging relationship were considered fair value hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of income.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

19.  FAIR VALUE MEASUREMENTS

ASC 820 “Fair Value Measurements and disclosures”, defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect CAF’s market assumptions to determine the best price of these instruments. These two types of inputs create the following fair value hierarchy:

-	Level 1 — Quoted prices for identical instruments in active markets.

-

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

-	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Determination of Fair Value

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, as well as any significant assumptions.

When available, CAF generally uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is not available, CAF makes use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified in Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, CAF may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to the one being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

The following methods are used to estimate the fair-value hierarchy of CAF’s financial instruments:

-	Marketable securities: CAF uses quoted market prices to determine the fair value of trading securities and these financial assets are classified in Level 1 of the fair-value hierarchy.

-

Loans:    The fair value of fixed rate loans, which are hedged using derivative transactions, is determined using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

-

Derivative assets and liabilities:    Derivative transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

liabilities are also presented at fair value. In those cases the fair value is calculated using market prices given by the counterparties. Derivative transactions are classified in Level 2 of the fair-value hierarchy.

-

Bonds and borrowings:    For CAF´s bonds issued and medium and long term borrowings, fair value is determined using an internal valuation technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves adjusted to incorporate CAF credit risk spread. Those transactions are generally classified in Level 2 of the fair-value hierarchy depending on the observability of significant inputs to the model.

During 2012, there were no transfers between levels 1, 2 and 3.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012, 2011 and 2010:

	Level 1	Level 2	Level 3	Net balance
At December 31, 2012 —
Assets:
Marketable Securities:
U.S. Treasury Notes	944,773	—	—	944,773
Bonds of non-U.S. governments and government entities	178,846	—	—	178,846
Financial institutions and corporate securities:
Commercial papers	1,899,734	—	—	1,899,734
Certificate of deposits	344,044	—	—	344,044
Bonds	1,723,496	—	—	1,723,496
Others	362,244	—	—	362,244

	4,329,518	—	—	4,329,518

	5,453,137	—	—	5,453,137
Loans	—	72,354	—	72,354
Derivative instruments:
Interest rate swap	—	376,341	—	376,341
Cross-currency swap	—	396,107	—	396,107

	—	772,448	—	772,448

	5,453,137	844,802	—	6,297,939

Liabilities:
Bonds	—	9,595,784	—	9,595,784
Borrowings	—	341,553	—	341,553
Derivative instruments:
Interest rate swap	—	4,705	—	4,705
Cross-currency swap	—	55,362	—	55,362

	—	60,067	—	60,067

	—	9,997,404	—	9,997,404

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

	Level 1	Level 2	Level 3	Net balance
At December 31, 2011 —
Assets:
Marketable Securities:
U.S. Treasury Notes	7,117	—	—	7,117
Bonds of non-U.S. governments and government entities	995,483	—	—	995,483
Financial institutions and corporate securities:
Commercial papers	1,442,343	—	—	1,442,343
Certificate of deposits	428,609	—	—	428,609
Bonds	620,495	—	—	620,495
Others	266,278	—	—	266,278

	2,757,725	—	—	2,757,725

	3,760,325	—	—	3,760,325
Loans	—	64,811	—	64,811
Derivative instruments:
Interest rate swap	—	428,433	—	428,433
Cross-currency swap	—	274,831	—	274,831

	—	703,264	—	703,264

	3,760,325	768,075	—	4,528,400

Liabilities:
Bonds	—	7,947,340	—	7,947,340
Borrowings	—	356,851	—	356,851
Derivative instruments:
Interest rate swap	—	821	—	821
Cross-currency swap	—	93,048	—	93,048

	—	93,869	—	93,869

	—	8,398,060	—	8,398,060

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

	Level 1	Level 2	Level 3	Net balance
At December 31, 2010 —
Assets:
Marketable Securities:
U.S. Treasury Notes	45,011	—	—	45,011
Bonds of non-U.S. governments and government entities	258,673	—	—	258,673
Financial institutions and corporate securities:
Commercial papers	882,529	—	—	882,529
Certificate of deposits	340,711	—	—	340,711
Bonds	666,388	—	—	666,388
Others	263,433	—	—	263,433

	2,153,061	—	—	2,153,061

	2,456,745	—	—	2,456,745
Loans	—	67,678	—	67,678
Derivative instruments:
Interest rate swap	—	266,907	—	266,907
Cross-currency swap	—	258,082	—	258,082

	—	524,989	—	524,989

	2,456,745	592,667	—	3,049,412

Liabilities:
Bonds	—	7,089,124	—	7,089,124
Borrowings	—	347,310	—	347,310
Derivative instruments:
Interest rate swap	—	—	—	—
Cross-currency swap	—	132,887	—	132,887

	—	132,887	—	132,887

	—	7,569,321	—	7,569,321

20.   FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 825 Financial Instruments, CAF also estimated the fair value of all financial instruments in CAF’s balance sheet, including those financial instruments carried at cost, as presented in the table below. The fair value estimates, methods and assumptions, set forth below, for CAF’s financial

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

instruments are made solely to comply with the requirements of ASC 820 Fair Value Measurements and Disclosures and should be read in conjunction with the financial statements.

The following is a summary of the carrying value and estimated fair value of CAF’s financial instruments at December 31, 2012, 2011 and 2010:

		December 31,
		2012		2011		2010
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	141,720	141,720	256,797	256,797	119,834	119,834
Deposits with banks	1	1,490,049	1,490,049	1,543,885	1,543,885	1,403,443	1,403,443
Other investments	1	100,910	100,910	95,211	95,211	146,852	146,852
Loans, net	2	16,283,056	16,283,792	14,915,933	14,917,736	13,715,365	13,718,781
Equity investments (Cost method)	2	123,311	123,311	92,248	92,248	41,221	41,221
Acrrued interest and commissions receivable	2	216,323	216,323	196,316	196,316	159,559	159,559
Financial liabilities:
Deposits	2	3,121,843	3,121,843	3,672,063	3,672,063	2,739,497	2,739,497
Commercial paper	2	3,174,927	3,174,927	1,977,050	1,977,050	1,524,285	1,524,285
Borrowings	2	1,049,540	1,049,681	781,599	781,836	650,779	651,159
Bonds	2	147,068	149,043	124,988	127,167	123,688	126,057
Accrued interest payable	2	180,597	180,597	163,561	163,561	120,001	120,001

The following methods and assumptions were used to estimate the fair value of those financial instruments, not accounted for at fair value under ASC 820 Fair Value Measurements and Disclosures:

-

Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper and accrued interest payable:    The carrying amounts approximate fair value because of the short maturity of these instruments.

-

Loans:    CAF is one of the few institutions that offers loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans. The fair value of impaired loans is estimated on the basis of discounted cash flows.

-

Equity investments:    The fair value of equity investments recorded at cost is determined based on a financial analysis of the investees. CAF’s equity investments in other entities do not have available market price quotations.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

-

Bonds and borrowings:    For CAF’s bonds issued and medium and long term borrowings, fair value is determined using an internal valuation technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those transactions are generally classified in Level 2 of the fair-value hierarchy depending on the observability of significant inputs to the model.

During 2012, there were no transfers between levels 1, 2 and 3.

21.  FAIR VALUE OPTION

ASC 825-10-25 “Fair value option” permits to choose the option of measuring eligible financial assets and financial liabilities at fair value. Once the fair value option has been chosen for an instrument, this choice cannot be reversed. Fair value changes on these financial assets and financial liabilities must be recorded in the statement of income.

CAF’s management decided to measure at fair value those financial assets and liabilities denominated in currencies other than US dollars for which it has contracted a derivative as an economic hedge for other currency and interest rate risks.

The results recorded in the statement of income resulting from the periodic cash flows and unrealized changes in fair value as of December 31, 2012, 2011 and 2010 for instruments that fair value option was chosen, and for derivatives used as economic hedges for these instruments, are as follows:

	December 31,
	2012	2011	2010
Bonds	(779)	5,777	16,897
Loans	202	(954)	(3,184)

	(577)	4,823	13,713

22.  COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	December 31,
	2012	2011	2010
Credit agreements subscribed — eligibles	3,706,207	4,391,248	3,427,301
Credit agreements subscribed — non eligibles	2,531,805	1,207,380	2,845,372
Lines of credit	3,578,581	3,823,830	2,735,976
Letters of credit	27,991	155,110	195,327
Equity Investments agreements subscribed	185,799	161,102	98,362
Guarantees	331,630	251,895	225,973

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

In the ordinary course of business, CAF has entered into commitments to extend credits; such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made. Those commitments that have fulfilled the necessary requirements for disbursement are classified as eligibles.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also, based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Guarantees mature as follows:

	December 31,
	2012	2011	2010
Remaining maturities:
Less than one year	81,822	38,456	54,715
Between one and two years	—	—	62
Over five years	249,808	213,439	171,196

	331,630	251,895	225,973

To the best knowledge of CAF’s management, CAF is not engaged in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

23.  ADMINISTRATIVE EXPENSES

As of December 31, 2012, 2011 and 2010, CAF records administrative expenses as follows:

	December 31,
	2012	2011	2010
Salaries and employee benefits	57,696	54,229	45,199
Logistics and infrastructure	13,797	11,585	9,576
Expenses associated with the business	11,630	9,050	8,563
Telecommunications and technology	7,865	6,142	6,397

	90,988	81,006	69,735

24.  THIRD-PARTY ASSETS UNDER MANAGEMENT

CAF, as a multilateral financial institution, acts as administrator of several funds owned by third-parties and CAF’s stockholders special funds. These stockholder special funds are financed through distributions made each year by the stockholders’ meeting from CAF’s prior year’s net income.

In connection with the operations carried out by the Funds, CAF’s financial responsibility is limited to the fund’s balance, less commitments contracted. Since CAF does not maintain residual interests in these funds, it does not expect the generation of economic benefits for future distribution. These funds are not part of CAF’s accounts.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

As of December 31, 2012, 2011 and 2010, managed funds net assets are US$ 498,048, US$ 466,173 and US$ 426,461, respectively. The balances of main managed funds are as follows:

	December 31,
	2012	2011	2010
Compensatory Financing Fund (FFC)(1)	324,270	289,856	256,961
Fund for the Development of Small and Medium Enterpreises (FIDE)	43,567	43,407	35,233
Fund for the Promotion of Sustainable Infrastructure Projects (PROINFRA)	24,480	27,344	29,257
Technical Assistance Fund (FAT)	22,917	23,271	24,079
Human Development Fund (FONDESHU)	16,884	20,241	20,001
Latin American Carbon, Clean Alternative Energies Program (PLAC)	7,696	8,268	8,260
Cross-Border Cooperation and Integration (COPIF)	3,487	3,049	3,160
Others	54,747	50,737	49,510

	498,048	466,173	426,461

(1)	This fund was created by CAF’s Stockholders for the purpose of compensating a portion of interest costs of certain loans granted by CAF to finance economic and social infrastructure projects. As of December 31, 2012, 2011 and 2010, this fund compensated CAF US$ 37,489, US$ 28,201 and US$ 22,169, respectively.

25.  SEGMENT REPORTING

Management has determined that CAF has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the periods ended December 31, 2012, 2011 and 2010, loans made to or guaranteed by six countries individually generated an excess, before swaps, of 10 percent of loan income, as follows:

	December 31,
	2012	2011	2010
Argentina	61,101	40,721	30,065
Bolivia	42,497	35,625	34,376
Colombia	54,042	49,931	45,512
Ecuador	66,006	60,059	54,300
Peru	77,420	64,798	55,270
Venezuela	78,464	63,371	57,004

	379,530	314,505	276,527

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(In thousands of U.S. Dollars)

26.  SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 31, 2013, financial statements issue date. As a result of this evaluation, there are no subsequent events, as defined, that require a disclosure in CAF’s financial statements at the year ended December 31, 2012, except for:

•	On January 14, 2013 CAF priced bonds under EMTN for CHF 250,000, 1.375%, due 2021.

•	On January 30, 2013 CAF priced bonds under the EMTN program for US $100,000, LIBOR 3 month plus 85bps, due 2016.

UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION AND NOTES THERETO

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information

As of March 31, 2013 and Audited Financial Information as of December 31, 2012

Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2013	December 31, 2012
ASSETS
Cash and due from banks	450,897	141,720
Deposits with banks	1,725,433	1,490,049
Marketable securities
Trading	4,706,827	5,453,137
Other investments	147,606	100,910
Loans (includes U.S.$ 71,084 and U.S.$ 72,354 as of March 31, 2013 and December 31, 2012, respectively, at fair value)	17,130,430	16,355,410
Less loan commissions, net of origination costs	73,867	76,837
Less allowance for losses	128,081	125,799

Loans, net	16,928,482	16,152,774

Accrued Interest and commissions receivable	237,594	216,323
Equity investments	157,034	146,811
Derivative Instruments	570,241	772,448
Property and equipment, net	40,270	39,226
Other assets	121,918	90,313

Total assets	25,086,302	24,603,711

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	3,332,328	3,121,843
Commercial paper	3,151,745	3,174,927
Borrowings and other obligations (includes U.S.$ 323,617 and U.S.$ 341,553 at fair value as of March 31, 2013 and December 31, 2012, respectively)	1,367,517	1,391,093
Bonds (includes U.S.$ 9,706,246 and U.S.$ 9,595,784 as of March 31, 2013 and December 31, 2012, respectively, at fair value)	9,953,687	9,742,852
Accrued interest and commissions payable	200,578	180,597
Derivative instruments	151,847	60,067
Accrued expenses and other liabilities	67,534	67,270

Total liabilities	18,225,236	17,738,649

STOCKHOLDERS’ EQUITY
Subscribed and paid-in capital (authorized capital U.S.$ 10 billion)	3,668,610	3,636,715
Additional paid-in capital	841,190	782,523
Reserves	2,325,826	2,285,655
Retained earnings	25,440	160,169

Total stockholders’ equity	6,861,066	6,865,062

Total liabilities and stockholders’ equity	25,086,302	24,603,711

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2013 and 2012

Statements of Income

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012
Interest income
Loans	108,650	107,465
Investments and deposits with banks	8,889	16,003
Loan commissions	6,369	7,704

Total interest income	123,908	131,172

Interest expense
Deposits	5,138	4,938
Commercial paper	4,865	2,170
Advances and short-term borrowings	—	—
Bonds	56,458	48,420
Borrowings and other obligations	4,722	4,099
Commissions	3,558	3,163

Total interest expense	74,741	62,790

Net interest income	49,167	68,382
Provision to allowance for loan losses	2,203	4,700

Net interest income, after provision to allowance for loan losses	46,964	63,682

Non-interest income
Other commissions	1,715	784
Dividends and equity in earnings of investees	15	414
Other income	2,083	213

Total non-interest income	3,813	1,411

Non-interest expenses
Administrative expenses	24,655	21,682
Other expenses	89	192

Total non-interest expenses	24,744	21,874

Net income before unrealized changes in fair value related to financial instruments	26,033	43,219
Unrealized changes in fair value related to financial instruments	(593)	3,400

Net income	25,440	46,619

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2013 and 2012

Statements of Cash Flows

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:
Net income	25,440	46,619
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized (gain) loss on trading securities	(10,273)	(6,611)
Amortization of loan commissions, net of origination costs	(2,702)	(2,780)
Provision for loan losses	2,203	4,700
Depreciation of property and equipment	1,081	1,022
Amortization of deferred charges	663	387
Provision for employees’ severance indemnities and benefits	1,844	1,958
Provisions for employees’ savings plan	315	323
Unrealized changes in fair value related to financial instruments	592	(3,400)
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	(901)	(1,196)
Employees’ savings plan paid or advanced	13	(636)
Trading securities, net	756,583	537,417
Interest and commissions receivable	(21,271)	(22,969)
Other assets	(32,268)	15,600
Accrued interest payable	19,981	(5,703)
Accrued expenses and other liabilities	(1,007)	(595)

Total adjustments and net changes in operating assets and liabilities	714,853	517,517

Net cash used in operating activities	740,293	564,136

Cash flows from investing activities
Purchases of other investments	(124,109)	(50,173)
Maturities of other investments	77,413	38,523
Loan origination and principal collections, net	(773,577)	(340,414)
Equity investments	(10,223)	(2,283)
Purchases of property and equipment	(2,125)	(2,475)

Net cash used in investing activities	(832,621)	(356,822)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2013 and 2012

Statements of Cash Flows, Continued

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012
Cash flows from financing activities
Net increase in deposits	210,485	623,846
Net increase in commercial paper	(23,182)	92,285
Proceeds from advances and short-term borrowings	—	—
Proceeds from issuance of bonds	507,530	379,061
Repayment of bonds	(6,202)	(647,264)
Proceeds from borrowings and other obligations	6,500	1,770
Repayment of borrowings and other obligations	(28,806)	(6,630)
Distributions to stockholders’ funds	(119,998)	(96,500)
Proceeds from issuance of shares	90,562	17,146

Net cash provided by financing activities	636,889	363,714

Net increase in cash and cash equivalents	544,561	571,028
Cash and cash equivalents at beginning of period	1,631,769	1,800,682

Cash and cash equivalents at end of period	2,176,330	2,371,710

Consisting of:
Cash and due from banks	450,897	160,277
Deposits with banks	1,725,433	2,211,433

	2,176,330	2,371,710

Supplemental disclosure
Interest paid during the period	53,296	63,919

Non-cash financing activities
Change in derivative instrument assets	(202,207)	12,272
Change in derivative instrument liabilities	91,780	(59,809)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2013 and Audited Financial Information for the

Year ended December 31, 2012

Statement of Stockholders’ Equity

(In thousands of U.S. dollars)

	Subscribed and paid-in capital	Additional paid-in capital	Reserve Pursuant to			Retained earnings	Total stockholders’ equity
			General Reserve	Article No 42 of by-laws	Total
Balance at December 31, 2012	3,636,715	782,523	1,871,521	414,134	2,285,655	160,169	6,865,062

Capital Increase	31,895	58,667	—	—	—	—	90,562
Appropriated for general reserve	—	—	24,071	—	24,071	(24,071)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	16,100	16,100	(16,100)	—
Distribution to stockholders’ funds	—	—	—	—	—	(119,998)	(119,998)
Net Income	—	—	—	—	—	25,440	25,440

Balance at March 31, 2013	3,668,610	841,190	1,895,592	430,234	2,325,826	25,440	6,861,066

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2012 and Audited Financial Information for the

Year ended December 31, 2011

Statement of Stockholders’ Equity

(In thousands of U.S. dollars)

	Subscribed and paid-in capital	Additional paid-in capital	Reserve Pursuant to			Retained earnings	Total stockholders’ equity
			General Reserve	Article No 42 of by-laws	Total
Balance at December 31, 2011	3,229,365	739,733	1,830,742	398,834	2,229,576	152,579	6,351,253

Capital Increase	254,810	(237,664)	—	—	—	—	17,176
Appropriated for general reserve	—	—	40,779	—	40,779	(40,779)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	15,300	15,300	(15,300)	—
Distribution to stockholders’ funds	—	—	—	—	—	(96,500)	(96,500)
Net Income	—	—	—	—	—	45,202	45,202

Balance at March 31, 2012	3,484,175	502,069	1,871,521	414,134	2,285,655	45,202	6,317,101

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(1)  Basis of Presentation

The condensed interim financial information as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2013 are not necessarily an indication of the results to be expected for the full year 2013.

This condensed interim financial information should be read in conjunction with CAF’s financial statements for each of the years in the three-year period ended December 31, 2012 and the notes thereto presented in the accompanying prospectus.

(2)  Allowance for Loan Losses

For the three-month period ended March 31, 2013, CAF had a provision for loan losses of US$ 2.2 million, compared to a credit for loan losses of US$ 4.7 million for the same period in 2012. The allowance for loan losses as a percentage of the loan portfolio was 0.8% at 31 March 2013, compared to 0.9% at 31 March 2012.

The allowance for loan losses is maintained at a level CAF believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by CAF based on the individual risk rating for the long-term foreign currency debt of the borrower countries, which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of a sovereign loan portfolio, CAF’s preferred creditor status is also considered.

A specific allowance is established by CAF for those loans that are considered impaired. A loan is considered impaired when, based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(3)  Marketable Securities

Trading Securities

A summary of trading securities follows:

	March 31, 2013		December 31, 2012
	Amount	Average maturity (years)	Amount	Average maturity (years)

U.S. Treasury Notes	764,188	3.15	944,773	2.47
Non-U.S. governments and government entities bonds	116,548	3.24	178,846	2.49

Financial institutions and corporate securities:
Commercial papers	1,485,051	—	1,899,734	—
Certificates of deposit	203,345	—	344,044	—
Bonds	1,767,243	—	1,723,496	—
Others	370,452	—	362,244	—

	3,826,091	1.34	4,329,518	1.21

	4,706,827	1.68	5,453,137	1.47

(4)  Loans

Loans include short-, medium- and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

	March 31, 2013	December 31, 2012
Stockholder country:
Argentina	2.155.929	2.114.725
Bolivia	1.580.138	1.598.808
Brazil	1.630.532	1.252.829
Colombia	1.753.677	1.832.312
Costa Rica	126.698	126.698
Dominican Republic	175.673	176.047
Ecuador	2.630.897	2.648.222
Jamaica	6.479	6.590
Mexico	18.026	18.026
Panama	623.774	586.944
Paraguay	136.983	134.501
Peru	2.973.516	2.660.320
Spain	50.000	50.000
Uruguay	333.699	331.820
Venezuela	2.929.652	2.816.083

Loans	17.125.673	16.353.925
Fair value adjustments	4.757	1.485

Carrying value of loans	17.130.430	16.355.410

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of loans for which the fair value option is elected.

At March 31, 2013 and December 31, 2012, loans in other currencies were granted for an equivalent of US$ 53,589 and US$ 57,317, respectively, principally in Bolivian bolivianos, Peruvian nuevos soles, Paraguaian guarani and Colombian pesos. At March 31, 2013 and December 31, 2012, loans include fixed interest rate loans of US$ 82,653, and US$ 88,552, respectively.

Loans classified by public sector and private sector borrowers, are as follows:

	March 31, 2013	December 31, 2012
Public Sector	14.080.880	13.823.556
Private Sector	3.044.793	2.530.369

	17.125.673	16.353.925

The average yield of the loan portfolio average yield is shown below:

	March 31, 2013		December 31, 2012
	Amount	Average yield (%)	Amount	Average yield (%)
Loans	17.125.673	2,53	16.353.925	2,69

Loans by industry segments are as follows:

	March 31,		December 31,
	2013	%	2012	%
Agriculture, hunting and forestry	58.692	—	62.651	—
Mining and Quarrying	—	—	—	—
Manufacturing industry	195.241	1	205.789	1
Electricity, gas and water supply	5.767.054	34	5.530.511	34
Transport, warehousing and communications	5.871.595	34	5.825.822	36
Commercial banks	1.649.671	9	1.144.172	7
Development banks	477.596	3	496.262	3
Social and other infrastructure programs	3.001.255	18	3.033.455	19
Others	104.569	1	55.263	—

	17.125.673	100	16.353.925	100

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

Loans mature as follows:

	March 31, 2013	December 31, 2012
Remaining maturities:
Less than one year	3.184.723	2.683.514
Between one and two years	1.546.706	1.481.612
Between two and three years	1.631.750	1.598.393
Between three and four years	1.601.760	1.530.782
Between four and five years	1.286.833	1.274.371
Over five years	7.873.901	7.785.253

	17.125.673	16.353.925

Loan portfolio is classified depending on the credit risk type, as follows:

	March 31, 2013	December 31, 2012
Sovereign guaranteed	13.371.550	13.228.048
Non-sovereign guaranteed	3.754.123	3.125.877

	17.125.673	16.353.925

Loan portfolio quality

The loan portfolio quality indicators are presented below:

	March 31, 2013	December 31, 2012
Overdue loans	0	0
Non-accrual loans	7.851	7.851
Impaired Loans	7.851	7.851
Loans written-off	0	0
Overdue loan principal as a percentage of loan portfolio	0%	0%
Nonaccrual loans as a percentage of loan portfolio	0,05%	0,05%
Allowance for losses as a percentage of loan portfolio	0,75%	0,77%

At March 31, 2013 and December 31, 2012, all loans were performing except for loans to a private client for US$ 7,851 and US$ 7,851, respectively, which were classified as impaired and were in non-accrual status.

Purchase of loan portfolio

During first quarter 2013 and year-end 2012, CAF did not purchase any loans.

Sale of loan portfolio

During 2012, CAF sold loans to commercial banks for US$ 76,900, without recourse.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At March 31, 2013 and December 31, 2012, CAF maintained loans of this nature amounting to US$ 1,726,067 and US$ 1,820,980, respectively; whereby other financial institutions provided funds for US$ 1,240,877, and US$ 1,325,996, respectively.

Troubled debt restructurings

During first quarter 2013 and year-end 2012, there were no troubled debt restructurings.

Allowance for Loan Losses

Changes in the allowance for loan losses are presented below:

	March 31, 2013			December 31, 2012
	Sector			Sector
	Sovereign	Non-sovereign	Total	Sovereign	Non-sovereign	Total
Balances at beginning of year	95.872	29.927	125.799	99.414	31.222	130.636
Credit to results of operations	1.414	868	2.282	(3.542)	(1.323)	(4.865)
Recoveries	—		—	—	28	28

Balances at end of year	97.286	30.795	128.081	95.872	29.927	125.799

(5)  Deposits

A summary of deposits follows:

	March 31, 2013	December 31, 2012
Demand deposits	72,229	68,555
Time deposits:
Less than one year	3,260,099	3,053,288

	3,332,328	3,121,843

At March 31, 2013 and December 31, 2012, the interest rates on deposits ranged from 0.04% to 1.81% and from 0.04% to 1.809%. Deposits are issued for amounts equal to or more than US$ 100. Total deposits in other currencies include US$ 111,254 and US$ 283,004, at March 31, 2013 and December 31, 2012, respectively.

(6)  Commercial Papers

CAF’s commercial paper of US$ 3,151,745 at March 31, 2013 mature in 2013 and 2014 (US$ 3,174,927 at December 31, 2012 mature in 2013). At March 31, 2013 and December 31, 2012, the interest rates on commercial paper ranged from 0.09% to 0.99% and from 0.08% to 1.07%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(7)  Borrowings

A summary of borrowings follows:

	March 31, 2013	December 31, 2012
U.S. dollars	1,329,844	1,344,860
Peruvian nuevos soles	5,015	6,857
Venezuelan bolivars	11,111	16,279
Other currencies	4,597	4,877

	1,350,567	1,372,873
Fair value adjustments	16,950	18,220

Carrying value of borrowings	1,367,517	1,391,093

At March 31, 2013 and December 31, 2012 there are fixed interest-bearing borrowings in the amount of US$ 162,602 and US$ 169,892, respectively.

Borrowings, by remaining maturities, are summarized below:

	March 31, 2013	December 31, 2012
Remaining maturities:
Less than one year	100,092	103,038
Between one and two years	551,224	468,797
Between two and three years	246,093	234,823
Between three and four years	80,928	191,591
Between four and five years	80,428	66,965
Over five years	291,802	307,659

	1,350,567	1,372,873

At March 31, 2013 and December 31, 2012 there were unused term credit facilities amounting to US$ 718,911 and US$ 722,685, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(8)  Bonds

An analysis of bonds follows:

	March 31, 2013			December 31, 2012
	Outstanding principal			Outstanding principal
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)
U.S. dollars	5,307,994	5,307,994	2.43	5,208,530	5,208,530	2.54
Euros	1,326,279	1,271,942	2.28	1,190,396	1,177,262	2.55
Japanese yen	622,024	535,544	2.23	622,024	581,583	2.30
Colombian pesos	205,352	264,152	3.34	205,352	273,709	3.34
Swiss francs	1,693,478	1,701,074	2.21	1,421,295	1,491,640	2.44
Mexican pesos	98,108	106,868	2.90	98,108	101,908	2.90
Peruvian nuevos soles	100,939	120,074	1.28	107,141	129,950	1.40
Chinese renminbi	96,618	96,607	1.55	96,618	96,288	1.55
Hong Kong dollars	102,803	102,794	2.62	102,803	102,953	2.62

	9,553,595	9,507,049		9,052,267	9,163,823

Fair value adjustments		446,638			579,029

Carrying value of bonds		9,953,687			9,742,852

A summary of the bonds issued, by remaining maturities, follows:

	March 31, 2013	December 31, 2012
Remaining maturities:
Less than one year	1,120,733	763,729
Between one and two years	723,843	944,354
Between two and three years	2,128,172	1,066,805
Between three and four years	878,249	1,148,506
Between four and five years	917,607	888,469
Over five years	3,784,991	4,240,404

	9,553,595	9,052,267

At March 31, 2013 and December 31, 2012 fixed interest rate bonds amounted to US$ 9,111,016 and US$ 8,703,859, respectively, of which US$ 4,126,506 and US$ 3,719,349, respectively, are denominated in Japanese yen, Euros, Swiss francs, Colombian pesos, Mexican pesos, Hong Kong dollars, Chinese renminbi, and Peruvian nuevos soles.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(9)  Derivative Instruments and Hedging Activities

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at March 31, 2013 and December 31, 2012:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At March 31, 2013 -
Loans	—	42,820	—	5,925
Loans	21,000	—	489	—
Borrowings	306,667	—	16,950	—
Bonds	5,049,510	—	306,076	4,216
Bonds	—	4,121,374	246,726	141,706

	5,377,177	4,164,194	570,241	151,847

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2012 -
Loans	—	42,820	—	6,506
Loans	23,900	—	617	—
Borrowings	323,333	—	18,220	—
Bonds	5,049,510	—	357,504	4,705
Bonds	—	3,855,689	396,107	48,856

	5,396,743	3,898,509	772,448	60,067

The amount recognized for the right to receive collateral or the obligation to post collateral that have been offset at March 31,2013 were US$ 81,147 and US$ 33,598, respectively, and year-end 2012, was US$ 214,624, received.

For March 31,2013 and the year ended December 31, 2012 all of CAFs’ derivatives which had been designated as hedging relationship were considered fair value hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of income.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(10)  Fair Value Measurement

ASC 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of value, sets out a framework for measuring fair value, and provides a hierarchical disclosure framework for assets and liabilities measured at fair value.

The following tables present for each of the fair-value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2013 and December 31, 2012:

	Level 1	Level 2	Level 3	Net balance
At March 31, 2013 —
Assets —
Marketable Securities:
U.S. Treasury Notes	764,188	—	—	764,188
Bonds of non-U.S. governments and government entities	116,548	—	—	116,548
Financial institutions and corporate securities:
Commercial papers	1,485,051	—	—	1,485,051
Certificate of deposits	203,345	—	—	203,345
Bonds	1,767,243	—	—	1,767,243
Others	370,452	—	—	370,452

	3,826,091	—	—	3,826,091

	4,706,827			4,706,827

Loans	—	71,084	—	71,084
Derivative instruments:
Interest rate swap	—	322,538	—	322,538
Cross-currency swap	—	247,703	—	247,703

	—	570,241	—	570,241

	4,706,827	641,325		5,348,152

Liabilities —
Bonds	—	9,706,246	—	9,706,246
Borrowings	—	323,617	—	323,617
Derivative instruments:
Interest rate swap	—	4,216	—	4,216
Cross-currency swap	—	147,631	—	147,631

	—	151,847	—	151,847

	—	10,181,710	—	10,181,710

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

	Level 1	Level 2	Level 3	Net balance
At December 31, 2012 —
Assets —
Marketable securities:
U.S. Treasury Notes	944,773	—	—	944,773
Bonds of non-U.S. governments and government entities	178,846	—	—	178,846
Financial institutions and corporate securities:
Commercial papers	1,899,734	—	—	1,899,734
Certificate of deposits	344,044	—	—	344,044
Bonds	1,723,496	—	—	1,723,496
Others	362,244	—	—	362,244

	4,329,518	—	—	4,329,518

	5,453,137	—	—	5,453,137

Loans	—	72,354	—	72,354
Derivative instruments:
Interest rate swap	—	376,341	—	376,341
Cross-currency swap	—	396,107	—	396,107

	—	772,448	—	772,448

	5,453,137	844,802	—	6,297,939

Liabilities —
Bonds	—	9,595,784	—	9,595,784
Borrowings	—	341,553	—	341,553
Derivative instruments:
Interest rate swap	—	4,705	—	4,705
Cross-currency swap	—	55,362	—	55,362

	—	60,067	—	60,067

	—	9,997,404	—	9,997,404

During March 31, 2013 and year-end 2012, there were no transfers between levels 1, 2 and 3.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

(11)  Fair Value of Financial Instruments

The following is a summary of the carrying value and estimated fair value of CAF’s financial instruments at March 31, 2013 and December 31, 2012:

		March 31, 2013		December 31, 2012
	Hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	450.897	450.897	141.720	141.720
Deposits with banks	1	1.725.433	1.725.433	1.490.049	1.490.049
Other investments	1	147.606	147.606	100.910	100.910
Loans, net	2	17.059.346	17.060.039	16.283.056	16.283.792
Equity investments (Cost	2	132.463	132,463	123.311	123.311
Accrued interest and receivable	2	237.594	237.594	216.323	216.323
Financial liabilities:
Deposits	2	3.332.328	3.332.328	3.121.843	3.121.843
Commercial paper	2	3.151.745	3.151.745	3.174.927	3.174.927
Borrowings	2	1.043.900	1.044.081	1.049.540	1.049.681
Bonds	2	247.441	249.354	147.068	149.043
Accrued interest payable	2	200.578	200.578	180.597	180.597

(12)  Commitments and Contingencies

Commitments and contingencies include the following:

	March 31, 2013	December 31, 2012
Credit agreements subscribed- eligibles	3,570,482	3,706,207
Credit agreements subscribed- non eligibles	3,024,640	2,531,805
Lines of credit for foreign trade	2,974,502	3,578,581
Letters of credit for foreign trade	11,688	27,991
Guarantees	185,295	331,630
Others	305,236	185,799

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also, based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by CAF.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2013 and 2012 and Audited Financial Information

for the Year ended December 31, 2012

Guarantees primarily consist of partial credit guarantees given to the Plurinational State of Bolivia, the Republic of Peru and some private sector companies from the region for the payment of principal and interest up to the following amounts (in millions of U.S. dollars):

	March 31, 2013	December 31, 2012
Less than one year	80.1	81.8
Between one and two years	—	—
Over five years	250.3	249.8

	330.4	331.6

(13)  Segment Operations

Management has determined that CAF has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three-month periods ended March 31, 2013 and 2012, loans made to or guaranteed by six countries individually generated in excess of 10% of interest income, before swaps, as follows (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2013	2012
Argentina	9,374	14,357
Bolivia	6,967	10,177
Colombia	8,024	14,351
Ecuador	10,683	16,043
Perú	11,989	19,430
Venezuela	11,993	19,352

(14)  Subsequent Events

As of the date of the issuance of these condensed financial statements there are no other significant sub-sequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or disclosure in the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF MARCH 31, 2013

BONDS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at March 31, 2013
7.79% Yankee Bonds	Fixed	1997	2017	USD		50.0
77/8% Yankee Bonds	Fixed	2002	2022	USD		85.0
51/5% Yankee Bonds	Fixed	2003	2013	USD		500.0
5.8175% Euro Bonds	Fixed	2004	2014	USD		29.0
51/8% Yankee Bonds	Fixed	2005	2015	USD		250.0
5.75% Yankee Bonds	Fixed	2006	2017	USD		250.0
Peruvian Soles Bonds	Fixed	2006	2018	PEN	(2)	187.4
5.75% Yankee Bonds	Fixed	2007	2017	USD		115.4
2.32% Samurai Bonds	Fixed	2007	2014	JPY	(1)	10,000.0
5.75% Yankee Bonds	Fixed	2008	2017	USD		250.0
5% Swiss Franc Bonds	Fixed	2008	2013	CHF	(4)	200.0
Colombian Peso Bonds	Fixed	2008	2013	COP	(5)	150,250.0
Colombian Peso Bonds	Fixed	2008	2018	COP		94,250.0
8.125% Yankee Bonds	Fixed	2009	2019	USD		733.7
Colombian Peso Bonds	Fixed	2009	2019	COP		127,500.0
Colombian Peso Bonds	Fixed	2009	2014	COP		111,980.0
4.30% Euro Yen Bonds	Fixed	2009	2019	JPY		10,000.0
Peruvian Soles Bonds	Fixed	2009	2014	PEN		144.2
Structured Note	Floating	2010	2017	USD		50.0
3.11% Euro Dollar Bonds	Fixed	2010	2014	USD		74.0
3.75% Yankee Bonds	Fixed	2010	2016	USD		600.0
Structured Note	Floating	2010	2017	USD		50.0
2.625% Swiss Franc Bonds	Fixed	2010	2015	CHF		250.0
Euro Bond	Floating	2010	2015	EUR	(6)	100.0
4.625% Euro Bond	Fixed	2010	2018	EUR		400.0
1.56% Samurai Bonds	Fixed	2010	2014	JPY		9,800.0
1.82% Samurai Bonds	Fixed	2010	2015	JPY		4,600.0
Euro Dollar Bond	Floating	2010	2014	USD		100.0
3.625% Panamanian Bonds	Fixed	2011	2016	USD		40.0
3.75% Yankee Bonds	Fixed	2011	2016	USD		500.0
Mexican Pesos Bonds	Fixed	2011	2021	MXN	(3)	1,317.0
2.625% Swiss Franc Bonds	Fixed	2011	2015	CHF		130.0
2.75% Swiss Franc Bonds	Fixed	2011	2017	CHF		125.0
4.625% Euro Bond	Fixed	2011	2018	EUR		250.0
1.0% Samurai Bonds	Fixed	2011	2015	JPY		10,000.0
5% Structured Note	Fixed	2012	2042	USD		50.0
4.375% Yankee Bonds	Fixed	2012	2022	USD		1,092.9

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF MARCH 31, 2013

BONDS (CONTINUED)

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at March 31, 2013
4.375% Yankee Bonds	Fixed	2012	2022	USD		407.1
1.25% Swiss Franc Bonds	Floating	2012	2014	CHF		125.0
1.45% Swiss Franc Bonds	Floating	2012	2014	CHF		235.0
1.5% Swiss Franc Bonds	Fixed	2012	2018	CHF		300.0
3.55% Dim Sum	Fixed	2012	2015	CNY	(7)	600.0
Euro Bond (Schuldschein)	Fixed	2012	2027	EUR		82.0
Euro Bond (Schuldschein)	Fixed	2012	2032	EUR		60.0
4.03% Structured Note	Fixed	2012	2022	HKD	(8)	400.0
4% Structured Note	Fixed	2012	2024	HKD		398.0
1.85% Samurai Bonds	Fixed	2012	2023	JPY		6,000.0
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF		250.0
Structured Note	Floating	2013	2016	USD		100.0
1.375% Swiss Franc Bonds(9)	Fixed	2013	2021	CHF		250.0

(1)	Yen.

(2)	Peruvian Nuevos Soles.

(3)	Mexican Pesos.

(4)	Swiss Francs.

(5)	Colombian Pesos.

(6)	Euro.

(7)	Chinese Yuan.

(8)	Hong Kong Dollar.

(9)	In April 2013, CAF issued an additional CHF 100 million of this series.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF MARCH 31, 2013

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2013
					(in US$ millions)
Medium and Long-term Loans	Various	Various	Various	Various	1,367.5
Deposits	Floating	Various	Various	Various	3,332.3
Commercial Paper	Floating	Various	Various	Various	3,151.7

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2013
ACDI	0%	29-Mar-74	30-Sep-23	CAN(1)	1.4
AID (U.S.A.)	3%	10-Oct-72	27-Nov-14	US	1.0
Agencia Francesa de Desarrollo	Floating	10-Oct-11	10-Oct-23	US	260.0
China Development Bank - CDB	Floating	20-Nov-07	29-Nov-19	US	105.0
European Investment Bank	Floating	16-Oct-97	15-Dec-13	US	1.3
IADB	Floating	Various	Various	US	13.8
Instituto de Crédito Oficial - ICO	Floating	31-May-04	15-Mar-18	US	25.3
JBIC, Japan	Floating	Various	Various	US	93.7
KfW (Germany)	Floating	Various	Various	US	198.8
Nordic Investment Bank	Floating	Various	Various	US	30.0

(1)	Canadian dollars.

GUARANTEED DEBT
Borrower	Date of Issue	Year of Final Maturity	Principal Amount Outstanding at March 31, 2013
			(in U.S.$ millions)
Plurinational State of Bolivia	10/03/2001	04/03/2018	22.5
Plurinational State of Bolivia	5/22/2004	5/22/2018	40.9
Republic of Peru	4/17/2006	2/13/2025	28.0
Cemento Andino S.A. (Peru)	07/15/2010	07/13/2018	50.0
Instituto de la función registral del Estado de Mexico	08/23/2010	08/23/2030	30.5
Abengoa Transmisión Sur	07/27/2011	09/03/2013	21.7
Gym S.A. (Peru)	09/19/2012	09/16/2013	21.3
Gym S.A. (Peru)	01/31/2013	04/02/2013	8.5
Gym S.A. (Peru)	03/12/2013	06/10/2013	17.1
Teyma Uruguay S.A.	09/29/2011	09/30/2013	5.0
Teyma Uruguay S.A.	10/04/2011	09/30/2013	7.0
Isolux Corsan Argentina S.A.	09/15/2011	09/15/2023	34.7
H2Olmos S.A.	10/24/2012	10/25/2032	25.6
Termochilca S.A.C.	12/21/2011	12/21/2021	15.4

$2,500,000,000

CORPORACIÓN ANDINA DE FOMENTO

                , 2013

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	$272,800
Fiscal and Paying Agent Fees	$10,000
Fees of rating agencies	$350,000
Legal fees	$325,000
Printing of registration statement, prospectus and other documents	$75,000
Blue Sky expenses (including counsel fees)	$10,000
Other	$70,000

Total	$1,112,800

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-7.

(4)	The following exhibits:

1.1	Underwriting Agreement for Debt Securities, dated May 24, 2000 (incorporated by reference to our registration statement No. 333-180499)

1.2	Form of Underwriting Agreement Pertaining to Guarantees (1)

1.3	Form of Pricing Agreement (incorporated by reference to our registration statement No. 333-167348)

4.1	Fiscal Agency Agreement, including form of certain Debt Securities, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee (1)

5.1	Opinion and consent of Jacobo Kiriaty, Acting General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s Acting General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees (1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 7th day of June, 2013.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ L. ENRIQUE GARCÍA
Name: L. Enrique García
Title: Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 7th day of June, 2013.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit Number	Exhibits	Sequentially Numbered Page

1.1	Underwriting Agreement for Debt Securities, dated May 24, 2000 (incorporated by reference to our registration statement No. 333-180499)

1.2	Form of Underwriting Agreement pertaining to Guarantees	*

1.3	Form of Pricing Agreement (incorporated by reference to our registration statement No. 333-167348)

4.1	Fiscal Agency Agreement, including form of certain Debt Securities, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee	*

5.1	Opinion and consent of Jacobo Kiriaty, Acting General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s Acting General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.